Deutsche Bank
Earnings Report as of September 30, 2022

Exhibit 99.1

Deutsche Bank

Earnings Report as of September 30, 2022

Deutsche Bank
Earnings Report as of September 30, 2022

Contents

Group results 4

Segment results 9

Consolidated balance sheet 16

Strategy 18

Outlook 23

Risks and Opportunities 26

Risk information 32

Additional information 47

Management and Supervisory Board 47

Capital expenditures and divestitures 47

Events after the reporting period 47

Basis of preparation/impact of changes in accounting principles 48

Impact of Deutsche Bank’s transformation 51

Total net revenues 51

Earnings per common share 51

Consolidated statement of comprehensive income 52

Impact of ECB Targeted Longer-term Refinancing Operations (TLTRO III) 53

Provisions 54

Non-current assets and disposal groups held for sale 55

Non-GAAP financial measures 56

Imprint 66

Deutsche Bank
Earnings Report as of September 30, 2022

Page intentionally left blank for SEC filing purposes

Deutsche Bank	Group results
Earnings Report as of September 30, 2022

Group results

Profit before tax was € 861 million for the third quarter of 2022, up by 69% compared to € 509 million in the prior year quarter, while post-tax profit was € 647 million, up more than double from € 300 million in the third quarter of 2021. Profit growth reflected 3% year-on-year growth in net revenues together with an 8% reduction in noninterest expenses.

Post-tax return on average tangible shareholders’ equity (RoTE) was 3.8%, up from 1.3% in the prior year quarter. Post-tax return on average shareholders’ equity (RoE) was 3.4% in the quarter, up from 1.2% year on year. The cost/income ratio improved to 80%, from 90% in the third quarter of 2021.

For the first nine months, profit before tax was € 5.0 billion, up 39%, and post-tax profit was up 60% to € 3.8 billion. Profit attributable to Deutsche Bank shareholders was up 69% to € 3.3 billion. Post-tax RoTE was 8.4%, up from 5.3% in the first nine months of 2021, while post-tax RoE was 7.5%, up from 4.7%. The cost/income ratio improved to 72%, down from 81% in the prior year period. Results for the first nine months of 2022 included bank levies of € 747 million, up € 198 million, or 36%, over the prior year period.

Core Bank profit more than doubles in the third quarter of 2022

The Core Bank, which excludes the Capital Release Unit, produced third-quarter profit before tax of € 1.1 billion, up 26% year on year, driven by 3% growth in net revenues to € 6.2 billion combined with a 6% reduction in noninterest expenses to € 4.7 billion. Adjusted costs excluding transformation charges and bank levies were up 6% to € 4.7 billion and up 2% if adjusted for foreign exchange movements (of € 182 million). Post-tax RoTE was 5.3%, up from 3.6% in the third quarter of 2021. Post-tax RoE was 4.7%, up from 3.2%. The Core Bank’s cost/income ratio was 77%, down from 84% in the prior year quarter.

The core businesses contributed as follows in the third quarter:

  – Corporate Bank: profit before tax of € 498 million with post-tax RoTE of 11.9% and a cost/income ratio of 63%
  – Investment Bank: profit before tax of € 813 million with post-tax RoTE of 8.7% and a cost/income ratio of 60%
  – Private Bank: pre-tax profit of € 447 million with a post-tax RoTE of 9.5% and a cost/income ratio of 73%
  – Asset Management: pre-tax profit of € 141 million with post-tax RoTE of 16.4% and a cost/income ratio of 72%

For the first nine months, Core Bank pre-tax profit grew 24% to € 5.7 billion and post-tax RoTE was 10.3%, up from 8.0% in the first nine months of 2021, driven by strong post-tax RoTE in all four core businesses for the first nine months of 2022. Post-tax RoE was 9.2%, up from 7.1% year on year. The cost/income ratio improved to 69%, from 75% in the prior year period.

Capital Release Unit: continued portfolio reduction and P&L improvement

The Capital Release Unit maintained its progress on portfolio reduction. Leverage exposure was further reduced from € 29 billion to € 25 billion, and risk weighted assets (RWAs) from € 25 billion to € 24 billion, during the quarter. RWAs included operational risk RWAs of € 19 billion. The Capital Release Unit remains ahead of its year-end 2022 targets for both leverage exposure and RWA reduction. Since its creation in mid-2019, the Capital Release Unit has cut leverage exposure by € 224 billion, or 90%, while RWAs are down by € 40 billion, or 62%, and by 83% excluding operational risk RWAs.

The Capital Release Unit also delivered its 10th successive quarter of year-on-year loss reduction with a loss before tax of € 216 million, down 37% year on year. The improvement was driven primarily by a 33% year-on-year reduction in noninterest expenses, while adjusted costs ex-transformation charges were down 37% year on year to € 154 million. Net revenues were € 17 million negative, compared to € 36 million negative in the prior year quarter, reflecting lower impacts from de-risking, risk management and funding.

Deutsche Bank	Group results
Earnings Report as of September 30, 2022

Revenue growth across all core businesses

Net revenues were € 6.2 billion, up 3% year on year.

Revenue development in the bank’s core businesses was as follows:

  – Corporate Bank net revenues were € 1.6 billion, up 25% year on year, the fourth consecutive quarter of double-digit revenue growth, reflecting increases in both net interest income and commission & fee income. Net interest income growth across all business areas was supported by rising interest rates and strong operating performance, with volume growth in loans and deposits. Revenues in Corporate Treasury Services were up 28%, Institutional Client Services revenues rose 22% and Business Banking revenues were up 15%. Gross loans were up € 10 billion, or 8%, and deposits rose by € 30 billion, or 11%, over the prior year quarter. For the first nine months, Corporate Bank net revenues were up 20% to € 4.6 billion.
  – Investment Bank net revenues were € 2.4 billion, up 6% year on year. Revenues in Fixed Income & Currencies (FIC) were up 38% to € 2.2 billion, with Rates revenues more than double the prior year quarter, significant growth in Emerging Markets and Foreign Exchange, and growth in Financing. Revenue growth in these businesses more than offset significantly lower revenues in Credit Trading. Revenues in Origination & Advisory were € 95 million, down 85% year on year; excluding mark-to-market losses in Leveraged Debt Capital Markets, revenues were down 63% year on year. These losses drove a significant year on year decline in Origination revenues, while Advisory revenues declined but by less than the industry fee pool (source: Dealogic). For the first nine months, Investment Bank net revenues were up 8%, over a strong prior year period, to € 8.3 billion.
  – Private Bank net revenues were € 2.3 billion, up 13% year on year. Revenues were up 5% if adjusted for a reduction in forgone revenues from the ruling by the German Federal Court of Justice (BGH) in April 2021 regarding pricing changes on current accounts, and higher revenues from Sal. Oppenheim workout activities. This growth was driven by strong net interest income, foreign exchange movements and continued new business volumes. Revenues in the Private Bank Germany were € 1.3 billion, up 8%, or essentially stable if adjusted for the reduced impact of the BGH ruling. International Private Bank revenues were € 977 million, up 22%, or 14% if adjusted for Sal. Oppenheim workout activities. Private Bank net new business volumes were € 12 billion in the quarter. This included net inflows into Assets Under Management of € 8 billion, including € 6 billion into investment products and € 2 billion into deposits, and net new client loans of € 4 billion. For the first nine months, Private Bank net revenues were up 7% to € 6.6 billion and net new business volumes were € 36 billion.
  – Asset Management net revenues rose 1% year on year to € 661 million. This development was driven by a 3% rise in management fees to € 626 million and a 39% increase in performance and transaction fees to € 38 million. These more than offset the non-recurrence of Other revenues in the prior year quarter, due in part to lower gains from co-investments and negative movements in the fair value of guarantees. Net inflows were € 8 billion, driven by Alternatives and Cash products. Assets under management were € 833 billion at quarter-end, down 5% versus € 880 billion in the prior year quarter but essentially flat from the second quarter, as net inflows and favorable foreign exchange movements offset lower market valuations. For the first nine months, net revenues were up 4% to € 2.0 billion.

For the first nine months, net revenues were € 21.1 billion for both Core Bank and Group, a year on year increase of 7% and 6%, respectively. Deutsche Bank affirmed that continued strong performance presents upside to the Group’s full year 2022 revenue guidance range of € 26 billion to € 27 billion.

Reductions in noninterest expenses in the quarter and year to date

Noninterest expenses were € 5.0 billion in the quarter, down 8% year on year. This development partly reflected a significant reduction in transformation charges compared to the prior year quarter which included contract settlements and software impairment charges related to cloud migration. Adjusted costs excluding transformation charges and bank levies were € 4.8 billion, up 4% year on year, or down 1% if adjusted for foreign exchange movements (of € 207 million).

For the first nine months, noninterest expenses were down 5% to € 15.2 billion. Higher bank levies were more than offset by lower transformation charges and restructuring and severance compared to the prior year period, as Deutsche Bank neared completion of its transformation program. Adjusted costs excluding transformation charges and bank levies were € 14.2 billion, up 1%, and down 2% if adjusted for foreign exchange movements (of € 459 million).

The workforce was 84,556 full-time equivalents (FTEs) at the end of the quarter, up from 82,915 at the end of the second quarter, an increase of 1,641 FTEs. Approximately 80% of this increase was driven by 749 graduate hires and 547 FTEs relating to continued internalizations of external staff.

Deutsche Bank	Group results
Earnings Report as of September 30, 2022

Provision for credit losses was € 350 million in the quarter, up from € 117 million in the prior year quarter. Provision for performing (Stage 1 and 2) loans was € 13 million, compared to net releases of € 82 million in the prior year period, reflecting more challenging macroeconomic forecasts, largely offset by a reduction in overlays applied in previous periods and by improved portfolio parameters. Provision for non-performing (Stage 3) loans was € 337 million, up from € 199 million in the prior year quarter, reflecting specific impairment events. Provision for credit losses was 28 basis points of average loans on an annualized basis in the quarter, and 24 basis points for the first nine months of 2022. Deutsche Bank reaffirmed its guidance for provision for credit losses of around 25 basis points for the full year 2022.

Continued reduction in Russia Exposure

Deutsche Bank further reduced its Russian credit exposures during the third quarter. Additional contingent risk was reduced to € 0.2 billion, down from € 0.6 billion at the end of the second quarter. This comprised undrawn commitments of € 0.2 billion, largely mitigated by Export Credit Agency coverage and contractual drawdown protection and guarantees of € 0.1 billion. Gross loan exposure was reduced from € 1.3 billion to € 1.0 billion, while net loan exposure was € 0.5 billion. In 2022 to date, additional contingent risk is down 83% and net loan exposure down 19%.

Capital and Liquidity remain in line with goals

The Common Equity Tier 1 (CET1) capital ratio was 13.3% at the end of the third quarter, up from 13.0% at the end of the second quarter, above the bank’s target minimum of 12.5%. The quarter-on-quarter development net of foreign exchange movements largely reflected RWA reductions, notably in market risk and credit risk RWAs, and the positive impact on capital from strong third-quarter earnings, partly offset by deductions for dividends and Additional Tier 1 capital (AT1) coupons.

The Leverage ratio was 4.3% in the quarter, essentially unchanged from the second quarter. A negative impact from foreign exchange movements was offset by the positive impact of third-quarter earnings net of deductions for dividends and AT1 coupons.

Liquidity reserves were € 262 billion at the end of the third quarter, up from € 244 billion at the end of the second quarter, including High Quality Liquid Assets of € 227 billion, up from € 207 billion during the quarter. The Liquidity Coverage Ratio was 136%, above the regulatory requirement of 100% and a surplus of € 60 billion. The Net Stable Funding Ratio was 116%, within the bank’s target range of 115-120% and implying a surplus of € 85 billion above required levels.

Sustainable Finance: volumes close to full year target

ESG-related financing and investment volumes during the third quarter were € 6 billion, and the cumulative total since January 1, 2020, was € 197 billion for the Deutsche Bank Group ex-DWS, close to the bank’s year-end 2022 target for a cumulative total of € 200 billion.

Totals by business, during the third quarter and cumulative since January 1, 2020, were as follows:

  – Corporate Bank: € 3 billion in sustainable financing, bringing the Corporate Bank’s cumulative total to € 35 billion
  – Investment Bank: € 9 billion in sustainable financing and capital market issuance, for a cumulative total of € 115 billion
  – Private Bank: volumes declined by € 5 billion during the quarter, as growth in ESG investment volumes was more than offset by the implementation of the new MiFID II regulation, introduced in August 2022, which led to a net negative adjustment as certain assets were reclassified from the existing Sustainable Finance Disclosure Reporting (SFDR) methodology. The bank expects a portion of this impact to reverse in the fourth quarter as reclassification to the new MiFID standards nears completion. ESG loan volumes were essentially flat during the quarter. The Private Bank’s cumulative total at quarter end was € 47 billion, comprising € 10 billion in loans and € 37 billion in ESG investments.

Deutsche Bank	Group results
Earnings Report as of September 30, 2022

Group results at a glance

	Three months ended				Nine months ended
in € m. (unless stated otherwise)	Sep 30, 2022	Sep 30, 2021	Absolute Change	Change in %	Sep 30, 2022	Sep 30, 2021	Absolute Change	Change in %
Net revenues:
Of which:
Corporate Bank (CB)	1,564	1,255	308	25	4,575	3,799	777	20
Investment Bank (IB)	2,372	2,227	144	6	8,341	7,718	623	8
Private Bank (PB)	2,268	1,999	269	13	6,648	6,195	454	7
Asset Management (AM)	661	656	5	1	1,998	1,919	80	4
Capital Release Unit (CRU)	(17)	(36)	19	(53)	(16)	21	(37)	N/M
Corporate & Other (C&O)	(682)	(106)	(576)	N/M	(496)	135	(631)	N/M
Total net revenues	6,165	5,995	170	3	21,052	19,786	1,265	6
Provision for credit losses	350	117	233	198	875	261	613	N/M
Noninterest expenses:
Compensation and benefits	2,706	2,520	186	7	8,053	7,703	350	5
General and administrative expenses	2,252	2,840	(588)	(21)	7,233	8,128	(895)	(11)
Impairment of goodwill and other intangible assets	0	3	(3)	N/M	0	3	(3)	N/M
Restructuring activities	(5)	5	(10)	N/M	(85)	107	(192)	N/M
Total noninterest expenses	4,954	5,369	(415)	(8)	15,201	15,941	(740)	(5)
Profit (loss) before tax	861	509	353	69	4,976	3,584	1,392	39
Income tax expense (benefit)	214	208	6	3	1,174	1,203	(29)	(2)
Profit (loss)	647	300	347	116	3,802	2,381	1,421	60
Profit (loss) attributable to noncontrolling interests	33	23	10	43	106	92	14	15
Profit (loss) attributable to Deutsche Bank shareholders and additional equity components	614	277	337	122	3,697	2,289	1,408	61
Profit (loss) attributable to additional equity components	94	112	(18)	(16)	353	308	45	15
Profit (loss) attributable to Deutsche Bank shareholders	520	166	354	N/M	3,344	1,982	1,362	69

Common Equity Tier 1 capital ratio	13.3%	13.0%	0.3ppt	N/M	13.3%	13.0%	0.3ppt	N/M
Leverage ratio (fully loaded)[1]	N/A	4.7%	N/M	N/M	N/A	4.7%	N/M	N/M
Leverage ratio (reported/phase-in)	4.3%	4.8%	(0.5)ppt	N/M	4.3%	4.8%	(0.5)ppt	N/M
Loans (gross of allowance for loan losses, in € bn)[2]	510	457	54	12	510	457	54	12
Deposits (in € bn)[2]	638	586	52	9	638	586	52	9
Assets under management (in € bn)[2]	1,362	1,436	(74)	(5)	1,362	1,436	(74)	(5)
Employees (full-time equivalent)[2]	84,556	84,512	44	0	84,556	84,512	44	0

N/M – Not meaningful

Prior year’s comparatives aligned to presentation in the current year

1 Starting with first quarter of 2022, leverage numbers are presented as reported as the fully loaded definition has been eliminated as resulting only in an immaterial difference; comparative information for earlier periods is based on Deutsche Bank’s earlier fully loaded definition

2 As of quarter-end

Deutsche Bank	Group results
Earnings Report as of September 30, 2022

Core Bank results at a glance

	Three months ended				Nine months ended
in € m. (unless stated otherwise)	Sep 30, 2022	Sep 30, 2021	Absolute Change	Change in %	Sep 30, 2022	Sep 30, 2021	Absolute Change	Change in %
Net revenues:
Corporate Bank (CB)	1,564	1,255	308	25	4,575	3,799	777	20
Investment Bank (IB)	2,372	2,227	144	6	8,341	7,718	623	8
Private Bank (PB)	2,268	1,999	269	13	6,648	6,195	454	7
Asset Management (AM)	661	656	5	1	1,998	1,919	80	4
Corporate & Other (C&O)	(682)	(106)	(576)	N/M	(496)	135	(631)	N/M
Total net revenues	6,181	6,031	151	3	21,068	19,765	1,303	7
Provision for credit losses	358	121	238	197	890	297	593	N/M
Noninterest expenses:
Compensation and benefits	2,693	2,498	195	8	8,009	7,606	403	5
General and administrative expenses	2,058	2,549	(491)	(19)	6,541	7,155	(615)	(9)
Impairment of goodwill and other intangible assets	0	3	(3)	N/M	0	3	(3)	N/M
Restructuring activities	(5)	8	(13)	N/M	(83)	109	(193)	N/M
Total noninterest expenses	4,746	5,057	(312)	(6)	14,466	14,873	(407)	(3)
Noncontrolling interests	0	0	0	N/M	0	0	0	N/M
Profit (loss) before tax	1,077	853	224	26	5,712	4,595	1,116	24

Total assets (in € bn)[1]	1,434	1,174	260	22	1,434	1,174	260	22
Loans (gross of allowance for loan losses, in € bn)[1]	508	454	54	12	508	454	54	12
Employees (full-time equivalent)[1]	84,359	84,127	232	0	84,359	84,127	232	0

N/M – Not meaningful

Prior year’s comparatives aligned to presentation in the current year

1 As of quarter-end

Deutsche Bank	Segment results
Earnings Report as of September 30, 2022

Segment results

Corporate Bank (CB)

Profit before tax was € 498 million in the quarter, 68% higher year on year. Post- tax RoTE was 11.9%, up from 8.0% in the prior year quarter, and post-tax RoE was 11.0%, up from 7.4%. The cost/income ratio was 63%, down from 77% in the third quarter of 2021.

Net revenues were € 1.6 billion, 25% higher year on year. Growth in net interest income across all business lines was driven by further improvements in the interest rate environment and strong operating performance, while commission & fee income also grew year on year. Revenues were supported by business volume growth, despite current macroeconomic uncertainties, with loans up € 10 billion, or 8%, and deposits up € 30 billion, or 11%, over the prior year quarter.

Corporate Treasury Services net revenues were € 963 million, up 28% year on year, driven by strong net interest income and growth in commission & fee income, supported by loan and deposit volume growth.

Institutional Client Services net revenues were € 400 million, 22% higher year on year, reflecting net interest income growth and foreign exchange movements.

Business Banking net revenues were € 200 million, 15% higher year on year, benefitting from the transition to a positive interest rate environment in Germany.

Noninterest expenses were € 1.0 billion, 2% higher year on year, as a positive contribution from noncompensation initiatives was more than offset by foreign exchange movements.

Provision for credit losses was € 75 million in the quarter, or 24 basis points of average loans, driven by a small number of larger stage 3 events, compared to a net release of € 10 million in the prior year quarter.

For the first nine months of 2022, profit before tax was € 1.3 billion, up 70% over the first nine months of 2021, reflecting 20% year-on-year revenue growth combined with a 3% reduction in noninterest expenses. Post-tax RoTE rose to 10.9%, up from 7.0% in the prior year period, while post-tax RoE was 10.1%, up from 6.5%. The cost/income ratio improved to 65%, down from 81%.

Corporate Bank results at a glance

	Three months ended				Nine months ended
in € m. (unless stated otherwise)	Sep 30, 2022	Sep 30, 2021	Absolute Change	Change in %	Sep 30, 2022	Sep 30, 2021	Absolute Change	Change in %
Net revenues:
Corporate Treasury Services	963	754	209	28	2,842	2,299	543	24
Institutional Client Services	400	327	73	22	1,144	955	190	20
Business Banking	200	174	26	15	589	545	44	8
Total net revenues	1,564	1,255	308	25	4,575	3,799	777	20
Of which:
Net interest income	894	645	249	39	2,499	1,895	604	32
Commissions and fee income	596	550	47	8	1,787	1,630	157	10
Remaining income	73	61	12	20	290	274	16	6
Provision for credit losses	75	(10)	85	N/M	279	(50)	329	N/M
Noninterest expenses:
Compensation and benefits	362	351	10	3	1,070	1,066	4	0
General and administrative expenses	630	610	20	3	1,905	1,978	(73)	(4)
Impairment of goodwill and other intangible assets	0	3	(3)	N/M	0	3	(3)	N/M
Restructuring activities	(1)	4	(6)	N/M	(4)	21	(25)	N/M
Total noninterest expenses	991	969	21	2	2,971	3,068	(97)	(3)
Noncontrolling interests	0	0	0	N/M	0	0	0	N/M
Profit (loss) before tax	498	296	202	68	1,325	781	545	70

Total assets (in € bn)[1]	268	251	16	6	268	251	16	6
Loans (gross of allowance for loan losses, in € bn)[1]	129	119	10	8	129	119	10	8
Total employees (directly-managed, full-time equivalent)[1]	13,780	13,601	178	1	13,780	13,601	178	1

N/M – Not meaningful

Prior year’s comparatives aligned to presentation in the current year

1 As of quarter-end

Deutsche Bank	Segment results
Earnings Report as of September 30, 2022

Investment Bank (IB)

Profit before tax was € 813 million in the quarter, down 5% over the prior year quarter. Post-tax RoTE was 8.7%, compared to 9.7% in the prior year quarter, and post-tax RoE was 8.3%, compared to 9.3% in the prior year quarter. The cost/income ratio was 60%, essentially flat year on year.

Net revenues were € 2.4 billion, up 6% year on year. Strong growth in FIC Sales & Trading, driven by Rates, Emerging Markets, and Foreign Exchange, more than offset significantly lower revenues in Origination and Advisory.

Sales & Trading FIC revenues were € 2.2 billion, up 38% year on year. Revenues were more than double the prior year in Rates and significantly higher in Emerging Markets and Foreign Exchange, driven by increased client flows, market activity and disciplined risk management. Financing revenues were higher year on year due to increased net interest margin and strong pipeline execution. Credit Trading revenues were significantly lower, due to the non-recurrence of the contribution from a concentrated distressed credit transaction in the prior year quarter and a market environment that continues to be challenging.

Origination & Advisory revenues were € 95 million, down 85% year on year. Revenues in the quarter were impacted by mark-to-market losses in Leveraged Debt Capital Markets; excluding this impact, Origination & Advisory revenues were down 63% year on year. Debt Origination revenues were impacted by significantly lower revenues in Leveraged Debt Capital Markets, reflecting a decline in the industry fee pool and loan markdowns; Investment Grade debt revenues were solid, decreasing by less than industry average (source: Dealogic). Equity Origination revenues were significantly lower, with the industry fee pool down by around 50%. Advisory revenues were also significantly lower, though the reduction was less than the industry fee pool decline (source: Dealogic).

Noninterest expenses were € 1.4 billion in the quarter, up 6% year on year. The increase was primarily driven by the impact of foreign exchange movements.

Provision for credit losses was € 132 million in the quarter, or 52 basis points of average loans. The year-on-year increase was driven by an increase in Stage 3 impairments.

For the first nine months of 2022, profit before tax was € 3.4 billion, essentially unchanged versus a strong prior year period. This reflected year-on-year revenue growth of 8% to € 8.3 billion, offset by a rise in noninterest expenses of 10% and higher provision for credit losses. Post-tax RoTE was 12.3%, compared to 13.5% in the first nine months of 2021. The cost/income ratio was 57%, up slightly from 56% in the prior year period.

Investment Bank results at a glance

	Three months ended				Nine months ended
in € m. (unless stated otherwise)	Sep 30, 2022	Sep 30, 2021	Absolute Change	Change in %	Sep 30, 2022	Sep 30, 2021	Absolute Change	Change in %
Net revenues:
Fixed Income, Currency (FIC) Sales & Trading	2,193	1,585	609	38	7,418	5,865	1,553	26
Debt Origination	6	416	(410)	(99)	334	1,200	(866)	(72)
Equity Origination	(2)	114	(116)	N/M	77	427	(350)	(82)
Advisory	91	118	(27)	(23)	391	299	91	30
Origination & Advisory	95	648	(553)	(85)	802	1,926	(1,125)	(58)
Other	83	(5)	88	N/M	121	(73)	194	N/M
Total net revenues	2,372	2,227	144	6	8,341	7,718	623	8
Provision for credit losses	132	37	96	N/M	240	39	201	N/M
Noninterest expenses:
Compensation and benefits	579	520	60	11	1,779	1,585	194	12
General and administrative expenses	833	823	10	1	2,921	2,700	222	8
Impairment of goodwill and other intangible assets	0	0	0	N/M	0	0	0	N/M
Restructuring activities	10	(0)	10	N/M	13	12	2	14
Total noninterest expenses	1,423	1,343	80	6	4,713	4,296	417	10
Noncontrolling interests	3	(12)	16	N/M	7	(13)	20	N/M
Profit (loss) before tax	813	860	(47)	(5)	3,380	3,396	(15)	(0)

Total assets (in € bn)[1]	819	596	223	37	819	596	223	37
Loans (gross of allowance for loan losses, in € bn)[1]	105	80	25	31	105	80	25	31
Total employees (directly-managed, full-time equivalent)[1]	7,576	7,316	261	4	7,576	7,316	261	4

N/M – Not meaningful

Prior year’s comparatives aligned to presentation in the current year

1 As of quarter-end

Deutsche Bank	Segment results
Earnings Report as of September 30, 2022

Private Bank (PB)

Profit before tax was € 447 million in the quarter compared to a profit before tax of

€ 154 million in the prior year quarter. Post-tax RoTE rose to 9.5%, up from 3.0% in the prior year quarter, with post-tax RoE of 8.7%, up from 2.7%. The cost/income ratio improved to 73%, down from 88% in the prior year quarter. The improvement was attributable to revenue growth of 13% combined with a 5% reduction in noninterest expenses.

Net revenues were € 2.3 billion, up 13% year on year. The increase reflected the positive impact of significantly lower forgone revenues from the BGH ruling and higher specific revenue items related to Sal. Oppenheim workout activities.

Adjusted for these impacts, net revenues grew by 5% year on year, driven by higher net interest income, foreign exchange movements and continued net new business volumes. Business growth of € 12 billion in the quarter included net inflows into Assets under management of € 8 billion, comprising net inflows into investment products of € 6 billion and deposits of € 2 billion, and net new client loans of € 4 billion.

The Private Bank Germany generated net revenues of € 1.3 billion, up 8% year on year, reflecting significantly reduced forgone revenues from the BGH ruling.

Adjusted for this impact, revenues were stable year-on-year as higher net interest income was offset by lower fee income reflecting lower client activity in a more challenging economic environment.

In the International Private Bank, net revenues were € 977 million, up 22% year on year, and up 14% if adjusted for Sal. Oppenheim workout activities. Revenue growth was mainly attributable to deposit revenues, supported by the recent interest rate increases, and continued loan book expansion across regions. Foreign exchange movements also had a positive impact on year-on-year revenue growth. Revenue growth from continued net inflows into Assets under management (AuM) was partially offset by AuM market depreciation impacts.

Assets under management were € 528 billion at quarter end, stable compared to the previous quarter, as net inflows of € 8 billion and a € 7 billion beneficial impact from foreign exchange movements were offset by a € 14 billion impact of negative market development.

Noninterest expenses were € 1.7 billion, down 5% year on year with adjusted costs down 4%. The reduction reflected lower deposit protection costs, lower internal service cost allocations as well as incremental savings from transformation initiatives, including workforce reductions and branch closures. These were partly offset by negative impacts from foreign exchange movements.

Provision for credit losses was € 161 million, 24 basis points of average loans, reflecting a high-quality loan book and tight risk discipline in a declining macroeconomic environment. This compares to € 92 million provision for credit losses in the prior year period, which benefitted from a release of a management overlay related to moratoria.

For the first nine months of 2022, the Private Bank reported a profit before tax of € 1.3 billion, up more than threefold from € 409 million in the prior year period. Post- tax RoTE in the first nine months of 2022 improved to 9.5%, up from 2.6% in the prior year period, with post-tax RoE up from 2.4% to 8.6%. The cost/income ratio improved to 75%, down from 88% in the prior year period. Profit growth was driven by 7% growth in revenues to € 6.6 billion together with a 9% reduction in noninterest expenses to € 5.0 billion. The year-on-year reduction reflected a positive impact from the release of litigation provisions taken in the prior year period related to the BGH ruling, lower effects related to the execution of strategic objectives, and continued cost savings.

Business growth was € 36 billion for the first nine months. This included net inflows of € 25 billion into Assets under management and € 12 billion net new client loans.

Deutsche Bank	Segment results
Earnings Report as of September 30, 2022

Private Bank results at a glance

	Three months ended				Nine months ended
in € m. (unless stated otherwise)	Sep 30, 2022	Sep 30, 2021	Absolute Change	Change in %	Sep 30, 2022	Sep 30, 2021	Absolute Change	Change in %
Net revenues:
Private Bank Germany	1,291	1,196	95	8	3,975	3,741	234	6
International Private Bank	977	803	175	22	2,674	2,454	220	9
Premium Banking	215	234	(18)	(8)	702	709	(7)	(1)
Wealth Management & Bank for Entrepreneurs	762	569	193	34	1,972	1,745	227	13
Total net revenues	2,268	1,999	269	13	6,648	6,195	454	7
Of which:
Net interest income	1,287	1,149	138	12	3,745	3,468	277	8
Commissions and fee income	759	735	24	3	2,500	2,361	139	6
Remaining income	222	114	108	94	404	365	39	11
Provision for credit losses	161	92	69	75	358	307	51	17
Noninterest expenses:
Compensation and benefits	699	693	6	1	2,086	2,095	(9)	(0)
General and administrative expenses	975	1,056	(81)	(8)	2,971	3,309	(338)	(10)
Impairment of goodwill and other intangible assets	0	0	0	N/M	0	0	0	N/M
Restructuring activities	(14)	3	(18)	N/M	(94)	74	(168)	N/M
Total noninterest expenses	1,660	1,752	(92)	(5)	4,963	5,478	(516)	(9)
Noncontrolling interests	(0)	0	(0)	N/M	(0)	0	(0)	N/M
Profit (loss) before tax	447	154	293	190	1,328	409	919	N/M

Total assets (in € bn)[1]	334	308	26	8	334	308	26	8
Loans (gross of allowance for loan losses, in € bn)[1]	269	250	20	8	269	250	20	8
Assets under Management (in € bn)[1]	528	542	(14)	(3)	528	542	(14)	(3)
Net flows (in € bn)	8	6	2	26	25	27	(2)	(9)
Total employees (directly-managed, full-time equivalent)[1]	27,445	28,911	(1,466)	(5)	27,445	28,911	(1,466)	(5)

N/M – Not meaningful

Prior year’s comparatives aligned to presentation in the current year

1 As of quarter-end

Deutsche Bank	Segment results
Earnings Report as of September 30, 2022

Asset Management (AM)

Profit before tax was € 141 million in the third quarter, down 27% year on year, and post-tax RoTE was 16.4%, compared to 26.6% in the prior year quarter. Post- tax RoE was 7.1%, down from 10.9% year on year.

Net revenues were € 661 million, a 1% rise over the prior year period. This was mainly driven by higher management fees and supported by increased performance fees, which more than offset a decline in Other revenues.

Noninterest expenses were € 476 million in the third quarter, up 15% year on year, reflecting higher expenses in line with DWS’s growth strategy. Adjusted costs excluding transformation charges were € 468 million, up 15%. This increase mainly reflected extraordinary cost items such as certain higher variable compensation costs as well as investments in platform transformation. The cost/income ratio was 72% in the quarter, up 9 percentage points versus the third quarter of 2021.

Net inflows were € 8 billion in the third quarter, driven by inflows in Alternatives and Cash products.

Assets under Management remained stable during the quarter at € 833 billion, reflecting positive foreign exchange movements and net inflows, which offset the negative impact of market developments. Since the end of the prior year quarter, Assets under Management have declined by € 47 billion.

For the first nine months of 2022, Asset Management reported a profit before tax of € 517 million, down 7% versus € 556 million for the same period in 2021. A 4% increase in revenues to € 2.0 billion was more than offset by 10% growth in noninterest expenses. The increase in costs reflected growth-driven compensation and benefits costs and increased expenses for Services and IT including transformation. Marketing and travel expenditure rose from the exceptionally low levels of 2021 which reflected COVID-19 restrictions. The cost/income ratio was 67%, up 4 percentage points versus the prior year period. Post-tax RoTE was 19.9% for the first nine months, down from 28.3% in the prior year period, while post-tax RoE was 8.8%, compared to 11.0%. Net outflows were € 18 billion, or € 4 billion ex-Cash.

Asset Management results at a glance

	Three months ended				Nine months ended
in € m. (unless stated otherwise)	Sep 30, 2022	Sep 30, 2021	Absolute Change	Change in %	Sep 30, 2022	Sep 30, 2021	Absolute Change	Change in %
Net revenues:
Management Fees	626	609	16	3	1,865	1,740	125	7
Performance and transaction fees	38	27	10	39	95	85	10	11
Other	(3)	20	(22)	N/M	38	93	(54)	(59)
Total net revenues	661	656	5	1	1,998	1,919	80	4
Provision for credit losses	(0)	(0)	(0)	119	(0)	1	(2)	N/M
Noninterest expenses:
Compensation and benefits	245	193	52	27	699	611	87	14
General and administrative expenses	230	219	11	5	637	599	38	6
Impairment of goodwill and other intangible assets	0	0	0	N/M	0	0	0	N/M
Restructuring activities	0	(0)	0	N/M	1	2	(1)	(54)
Total noninterest expenses	476	412	64	15	1,337	1,212	124	10
Noncontrolling interests	44	51	(7)	(14)	145	149	(4)	(3)
Profit (loss) before tax	141	193	(51)	(27)	517	556	(39)	(7)

Total assets (in € bn)[1]	11	10	1	7	11	10	1	7
Assets under Management (in € bn)[1]	833	880	(47)	(5)	833	880	(47)	(5)
Net flows (in € bn)	8	12	(4)	N/M	(18)	33	(51)	N/M
Total employees (directly-managed, full-time equivalent)[1]	4,339	4,041	299	7	4,339	4,041	299	7

N/M – Not meaningful

Prior year’s comparatives aligned to presentation in the current year

1 As of quarter-end

Deutsche Bank	Segment results
Earnings Report as of September 30, 2022

Capital Release Unit (CRU)

The Capital Release Unit recorded a loss before tax of € 216 million in the quarter, an improvement of € 128 million over the prior year period.

Net revenues for the quarter were negative € 17 million, an improvement of € 19 million from the prior year period. This improvement reflected lower de-risking and funding impacts which more than offset the non-recurrence of the Prime Finance cost recovery in the prior year.

Noninterest expenses were € 208 million, down by 33% year on year, primarily driven by a 40% reduction in adjusted costs which reflected lower internal service charges and lower noncompensation and compensation costs.

Leverage exposure was further reduced to € 25 billion in the quarter, down by € 4 billion from the previous quarter and down by 59%, or € 36 billion, from the prior year quarter. The latter reduction reflected the completion of the Prime Finance transfer and continued progress on deleveraging.

Risk Weighted Assets were € 24 billion at the end of the quarter, down from € 25 billion from the previous quarter, primarily due to reductions in Market Risk RWAs, and down by 20% from € 30 billion in the prior year quarter, driven by lower Operational Risk and de-risking.

The Capital Release Unit remains ahead of its year-end 2022 targets for both leverage exposure and RWA reduction.

For the first nine months, the Capital Release Unit reported a 27% reduction in loss before taxes to € 736 million, driven primarily by a 31% reduction in adjusted costs excluding transformation charges to € 621 million. The Capital Release Unit reaffirmed its full-year 2022 target for adjusted costs excluding transformation charges of € 800 million, communicated at Deutsche Banks’s Investor Deep Dive in 2022.

Capital Release Unit results at a glance

	Three months ended				Nine months ended
in € m. (unless stated otherwise)	Sep 30, 2022	Sep 30, 2021	Absolute Change	Change in %	Sep 30, 2022	Sep 30, 2021	Absolute Change	Change in %
Net revenues	(17)	(36)	19	(53)	(16)	21	(37)	N/M
Provision for credit losses	(9)	(3)	(5)	166	(15)	(35)	20	(56)
Noninterest expenses:
Compensation and benefits	14	23	(9)	(39)	44	97	(53)	(54)
General and administrative expenses	194	292	(97)	(33)	692	972	(280)	(29)
Impairment of goodwill and other intangible assets	0	0	0	N/M	0	0	0	N/M
Restructuring activities	(0)	(3)	2	(96)	(1)	(2)	0	(15)
Total noninterest expenses	208	312	(104)	(33)	735	1,068	(333)	(31)
Noncontrolling interests	0	0	0	N/M	0	0	0	N/M
Profit (loss) before tax	(216)	(344)	128	(37)	(736)	(1,011)	276	(27)

Total assets (in € bn)[1]	72	153	(81)	(53)	72	153	(81)	(53)
Total employees (directly-managed, full-time equivalent)[1]	197	385	(188)	(49)	197	385	(188)	(49)

N/M – Not meaningful

Prior year’s comparatives aligned to presentation in the current year

1 As of quarter-end

Deutsche Bank	Segment results
Earnings Report as of September 30, 2022

Corporate & Other (C&O)

Corporate & Other reported a loss before tax of € 822 million in the quarter, compared with a loss before tax of € 650 million in the prior year quarter. The increase in pre-tax loss reflected a decrease in net revenues, partly compensated by lower noninterest expenses.

Net revenues were negative € 682 million in the quarter, compared to negative € 106 million in the prior year quarter. This development was primarily driven by valuation and timing impacts which were negative € 554 million in the quarter.

Noninterest expenses were € 196 million in the quarter, compared to € 581 million in the prior year quarter. The decline was primarily driven by the non-recurrence of transformation charges of € 495 million in the prior year period which partly related to a contract settlement and software impairments, mainly triggered by the bank’s migration to the cloud.

Noncontrolling interests are reversed in Corporate & Other after deduction from the divisional profit before tax. These amounted to € 47 million in the quarter, compared to € 39 million in the prior year period, mainly related to DWS.

For the first nine months, Corporate & Other reported a loss before tax of € 839 million, compared to a loss of € 546 million in the prior year period. This development was principally driven by negative valuation and timing impacts that were partly offset by the non-recurrence of the aforementioned transformation charges in the prior year period.

Corporate & Other results at a glance

	Three months ended				Nine months ended
in € m. (unless stated otherwise)	Sep 30, 2022	Sep 30, 2021	Absolute Change	Change in %	Sep 30, 2022	Sep 30, 2021	Absolute Change	Change in %
Net revenues	(682)	(106)	(576)	N/M	(496)	135	(631)	N/M
Provision for credit losses	(10)	2	(11)	N/M	13	(1)	14	N/M
Noninterest expenses:
Compensation and benefits	807	741	67	9	2,376	2,248	128	6
General and administrative expenses	(611)	(160)	(452)	N/M	(1,893)	(1,430)	(463)	32
Impairment of goodwill and other intangible assets	0	0	0	N/M	0	0	0	N/M
Restructuring activities	0	(0)	0	N/M	0	(0)	0	N/M
Total noninterest expenses	196	581	(385)	(66)	482	818	(335)	(41)
Noncontrolling interests	(47)	(39)	(8)	22	(152)	(135)	(16)	12
Profit (loss) before tax	(822)	(650)	(172)	26	(839)	(546)	(293)	54
Employees (full-time equivalent)[1]	31,218	30,258	961	3	31,218	30,258	961	3

N/M – Not meaningful

Prior year’s comparatives aligned to presentation in the current year

1 As of quarter-end

Deutsche Bank	Consolidated balance sheet
Earnings Report as of September 30, 2022

Consolidated balance sheet

Assets

in € m.	Sep 30, 2022	Dec 31, 2021
Cash and central bank balances	182,050	192,021
Interbank balances (without central banks)	9,592	7,342
Central bank funds sold and securities purchased under resale agreements	10,345	8,368
Securities borrowed	(0)	63
Financial assets at fair value through profit or loss
Trading assets	108,509	102,396
Positive market values from derivative financial instruments	395,010	299,732
Non-trading financial assets mandatory at fair value through profit and loss	83,696	88,965
Financial assets designated at fair value through profit or loss	102	140
Total financial assets at fair value through profit or loss	587,317	491,233
Financial assets at fair value through other comprehensive income	35,109	28,979
Equity method investments	1,244	1,091
Loans at amortized cost	505,437	472,069
Property and equipment	5,955	5,536
Goodwill and other intangible assets	7,399	6,824
Other assets[1]	153,386	103,784
Assets for current tax	1,514	1,214
Deferred tax assets	6,125	6,180
Total assets	1,505,473	1,324,705

Liabilities and equity

in € m.	Sep 30, 2022	Dec 31, 2021
Deposits	638,272	604,396
Central bank funds purchased and securities sold under repurchase agreements	1,715	747
Securities loaned	30	24
Financial liabilities at fair value through profit or loss
Trading liabilities	58,339	54,718
Negative market values from derivative financial instruments	377,900	287,109
Financial liabilities designated at fair value through profit or loss	57,141	58,468
Investment contract liabilities	474	562
Total financial liabilities at fair value through profit or loss	493,854	400,857
Other short-term borrowings	6,251	4,034
Other liabilities[1]	144,197	97,795
Provisions	2,546	2,641
Liabilities for current tax	551	600
Deferred tax liabilities	600	498
Long-term debt	146,044	144,485
Trust preferred securities	503	528
Total liabilities	1,434,562	1,256,606
Common shares, no par value, nominal value of € 2.56	5,291	5,291
Additional paid-in capital	40,366	40,580
Retained earnings	15,934	12,680
Common shares in treasury, at cost	(340)	(6)
Accumulated other comprehensive income (loss), net of tax	466	(449)
Total shareholders’ equity	61,717	58,096
Additional equity components	7,327	8,305
Noncontrolling interests	1,867	1,698
Total equity	70,911	68,099
Total liabilities and equity	1,505,473	1,324,705

1 Includes non-current assets and disposal groups held for sale.

Deutsche Bank	Consolidated balance sheet
Earnings Report as of September 30, 2022

Movements in assets and liabilities

As of September 30, 2022, the total balance sheet of € 1.5 trillion increased by € 180.8 billion (or 13.6%) compared to year-end 2021. The overall movement of the balance sheet included an increase of € 62.0 billion due to foreign exchange rate movements, mainly driven by a strengthening of the U.S. dollar against the euro. The effects of foreign exchange rate movements are embedded in the movements of the balance sheet line items discussed in this section.

Key drivers for the balance sheet growth were increases in positive and negative market values of derivative financial instruments in assets and liabilities of € 95.3 billion and € 90.8 billion, respectively, driven by movements related to foreign exchange products in the Investment Bank, mainly due to strengthening of the U.S. dollar against the euro.

Brokerage and securities related payables and receivables increased by € 40.0 billion and € 35.0 billion, respectively, mainly attributable to increases in cash margin payables/receivables resulting from higher derivative positions and unsettled regular way trades in line with the normal rise from the year end low point. These items are included in other assets and other liabilities. The increase in other assets also included a € 13.1 billion growth in debt securities classified as hold to collect due to the bank’s strategic initiative to optimize return on excess liquidity, which was also primarily driving the decreases in cash, central bank and interbank balances.

Deposits increased by € 33.9 billion, primarily driven by corporate clients holding higher cash reserves given the current macro environment and growth in the Institutional Cash Management business in the Corporate Bank, higher inflows in the Private Bank Germany and Global Emerging Markets in the Investment Bank.

Loans at amortized cost increased by € 33.4 billion, driven by a significant impact from foreign exchange movements, higher origination across the financing businesses in the Investment Bank as well as continued growth in collateralized lending and mortgages in the Private Bank.

Trading assets increased by € 6.1 billion, primarily driven by an increase in bond positions in the bank’s debt securities portfolio due to client flows and desk positioning in relation to the current environment.

Financial assets at fair value through other comprehensive income increased by € 6.1 billion, driven by an increase in holdings of U.S. treasury securities as part of the aforementioned initiative to optimize return on excess liquidity.

Liquidity

Total High Quality Liquid Assets (HQLA) as defined by the Commission Delegated Regulation (EU) 2015/61 and amended by Regulation (EU) 2018/1620 were € 227.0 billion as of September 30, 2022 as against € 207.3 billion as of December 31, 2021. The increase is primarily driven by increase in capital market issuances and wholesale funding partially offset by loan growth. The Group maintains additional highly liquid central bank eligible assets, not qualifying as HQLA or subject to transfer restrictions under the HQLA definition. These additional liquid assets were € 35.3 billion as at the end of September 30, 2022, such that the Group’s total Liquidity Reserves were € 262.3 billion. The Liquidity Coverage Ratio was 136% in the third quarter of 2022, a surplus to regulatory requirements of € 60 billion.

Equity

Total equity as of September 30, 2022 increased by € 2.8 billion compared to December 31, 2021. This change was driven by a number of factors including the profit reported for the period of € 3.7 billion, a positive impact from foreign currency translation of € 2.1 billion, net of tax, mainly resulting from the strengthening of the U.S. dollar against the Euro and remeasurement gains related to defined benefit plans of € 441 million, net of tax. These were partially offset by net changes in additional equity component of € 978 million, unrealized net losses on accumulated other comprehensive income, mainly attributable to financial assets at fair value through other comprehensive income of € 917 million, net of tax, coupons paid on additional equity components of € 479 million, net of tax, as well as cash dividends paid to Deutsche Bank shareholders of € 406 million and net purchases of treasury shares of € 334 million. Further contributing factors include derivatives hedging cash flows of € 448 million, net of tax, as well as a net change in share awards for the period of € 138 million.

Deutsche Bank	Strategy
Earnings Report as of September 30, 2022

Strategy

The following section provides an update on the progress of Deutsche Bank’s strategy implementation in the third quarter of 2022 and should be read in conjunction with the Strategy section in the Combined Management Report provided in the Annual Report 2021.

Progress on strategy implementation

In July 2019, the Group embarked on a fundamental transformation of Deutsche Bank with multi-year strategic targets to be met by year end 2022 and is near completion of its key commitments. This fundamental transformation has led to a strong foundation for the Group to continue its journey and evolution of its successful “Compete to Win” strategy. In March 2022, the Group outlined its strategic and financial road map through 2025, referred to as Global Hausbank, and communicated its 2025 financial targets and key performance indicators. In the second quarter of 2022, the Group updated the guidance on its cost/income ratio for 2022 to a range of mid- to low-70s percent largely due to a series of factors outside the Group’s control, including notable pressures from inflation, the compensation environment as well as bank levies. Management focus on costs remains unchanged and the Group is working on additional measures to ease the pressures and to take decisive actions where necessary.

In the third quarter of 2022, the Group made further progress towards completing its strategic transformation by the end of 2022. The positive business trends seen in the first half of the year continued with revenue growth across all four core businesses, despite ongoing challenges from the current market environment. This progress has also been acknowledged by Moody’s with the rating upgrade in early October 2022. In the third quarter of 2022, Deutsche Bank launched Vert, a payment acceptance and banking service provider for SME’s, a joint venture with Fiserv. Also, the Group recently communicated that Deutsche Bank and Zurich Italy has completed the sale of Deutsche Bank Financial Advisors business to Zurich Italy.

Sustainability is one of the key pillars of Deutsche Bank’s corporate strategy and the bank continues to focus on sustainable financing. The cumulative sustainable bond issuance exceeded the U.S.$ 3 trillion milestone in the third quarter of 2022, with more than U.S.$ 2 trillion added since the beginning of 2020. Deutsche Bank contributed to this milestone as lead manager for Ørsted, a Danish offshore company, as well as for Italy’s second sovereign green bond, which led to the increase in the third quarter of 2022.

Deutsche Bank’s financial results in the third quarter of 2022

Sustaining revenue growth in the Core Bank

Deutsche Bank’s strategic transformation was designed to refocus its Core Bank around its market leading businesses, which operate in growing markets with attractive return potential. The Group’s Core Bank comprises its four core operating divisions, namely the Corporate Bank, the Investment Bank, the Private Bank, and Asset Management, together with the segment Corporate & Other.

Revenues at both the Group level and in the Core Bank amounted to € 6.2 billion in the third quarter of 2022, a year on year increase of 3% and 3%, respectively. Revenues at Group level and in the Core Bank in the first nine months of 2022 amounted to € 21.1 billion, a year on year increase of 6% and 7%, respectively.

Continuing to deliver on efficiency measures

Noninterest expenses were € 5.0 billion in the third quarter of 2022, a year on year decrease of 8%, driven by lower restructuring and severance and lower transformation charges. Adjusted costs excluding transformation charges increased by 4% to € 4.8 billion year on year mainly due to higher compensation related expenses. On an foreign exchange neutral basis, adjusted costs excluding transformation charges decreased by 0.4% year on year, reflecting the bank’s ongoing cost management efforts, partly offset by its investments in information technology and controls.

Deutsche Bank	Strategy
Earnings Report as of September 30, 2022

Continued portfolio and cost reduction in the Capital Release Unit

In the third quarter of 2022, net revenues for the quarter in the Capital Release Unit were negative € 17 million as risk management and funding impacts were partly offset by income from the Capital Release Unit’s loan portfolio.

Adjusted costs were broadly flat in the third quarter of 2022 compared to the previous quarter, but materially down year on year in line with the Capital Release Unit’s cost reduction targets.

Since the fourth quarter of 2021, the division has reduced leverage exposure by € 14 billion through deleveraging and natural roll-offs, and reduced risk weighted assets by € 4 billion, including a € 1 billion reduction in operational risk RWA.

Conservative balance sheet management

The Group remains committed to managing its balance sheet conservatively as it executes on its strategic transformation and navigates through the challenges posed by the war in Ukraine, inflation and response by central banks and remnants of the COVID-19 pandemic. At the end of the third quarter of 2022, the Group’s CET 1 ratio was 13.3%, 10 basis points higher compared to year end 2021. For 2022, Deutsche Bank remains committed to maintaining its CET 1 ratio above 12.5%.

Leverage ratio was 4.3% in the third quarter of 2022, 60 basis points lower compared to year end 2021, reflecting the regulatory required discontinuation, from April 1, 2022, of the exclusion of certain central bank cash balances from the leverage ratio.

Average one day value-at-risk (VaR) amounted to € 52 million at the end of the third quarter of 2022 confirming Deutsche Bank’s conservative risk levels.

Provisions for credit losses were € 350 million for the third quarter of 2022, significantly higher compared to the third quarter of 2021. For the full year 2022, the Group expects provisions for credit losses to be around 25 basis points as a percentage of the Group’s anticipated average loans. The increase is driven by a normalization of levels compared to the previous year, the deterioration in macro-economic growth in 2022 as a result of concerns over gas supplies, Central Banks tightening fiscal policy and persistent inflation. The Group remains committed to its stringent underwriting standards and its tight risk management framework. Further details on the calculation of Expected Credit Losses (ECLs) are provided in the section ‘Risk information’ in this report.

Deutsche Bank’s sustainability strategy

Sustainability has been a central component of Deutsche Bank’s corporate strategy, “Global Hausbank”, and an important management priority of the bank. The bank’s sustainability strategy focuses on four dimensions: Sustainable Finance, Policies and Commitments, People and Own Operations as well as Thought Leadership and Stakeholder Engagement. In the third quarter 2022, Deutsche Bank strengthened its sustainability efforts by appointing Joerg Eigendorf as Chief Sustainability Officer. The bank also supplemented its existing Group Sustainability team with a dedicated Sustainability Strategy as well as Execution team. All three teams form the bank’s new and significantly expanded Chief Sustainability Office.

The bank continued to make progress in implementing its target to achieve € 200 billion in sustainable financing and investments by end of 2022. Deutsche Bank acted as lead manager for several transactions, including Intesa Sanpaolo’s first green senior non-preferred bond, which raised € 1 billion; Knorr-Bremse’s debut sustainability-linked bond which raised € 700 million; and three green bonds for Ørsted raising U.S.$ 2 billion, helping Ørsted to secure 2022 as year with the largest sustainable bond issuance to date. Moreover, Deutsche Bank participated in a U.S.$ 2.2 billion sustainability-linked syndicated asset backed loan supporting GAP’s path to enhance the usage of recycled materials. In addition, the People’s Bank of China (PBOC) selected Deutsche Bank as one of only two foreign banks to participate in their Carbon Emission Reduction Support Tool program, designed to reduce green financing costs for companies across the country. Deutsche Bank played an important role in supporting the development of ESG standards and green finance frameworks for the PBOC.

Deutsche Bank also made progress in other areas of its sustainability strategy. For example, Deutsche Bank signed up a new partnership with ‘The Nature Conservancy’ (TNC) to help conserving and restoring the marine biodiversity across the Asia Pacific region. Moreover, the bank and the European School of Management and Technology in Berlin announced their new endowed professorship: the Deutsche Bank Professorship for Sustainable Finance. In addition, the office building Deutsche Bank Center in New York received gold certification by Leadership in Energy and Environmental Design (LEED). In addition, the International Private Bank and the Ocean Risk and Resilience Action Alliance (ORRAA) hosted more than 100 investors, entrepreneurs and philanthropists for a three-day conference to accelerate ocean sustainability.

Deutsche Bank	Strategy
Earnings Report as of September 30, 2022

Deutsche Bank’s Financial Targets

Deutsche Bank continues to operate in a difficult and uncertain environment. The Group is mindful that the economic impacts of the war in Ukraine and the energy crisis are yet to be fully seen. At the same time, Deutsche Bank is near the completion of its transformation strategy. The Group continues to target a post-tax RoTE of 8% for the Group and above 9% for the Core Bank for the year 2022. The Group’s guidance for the cost/income ratio is in the mid- to low-70s percent for 2022. Deutsche Bank remains focused on its cost reduction efforts and delivering on its 2022 strategic ambition. Deutsche Bank confirms all other 2022 financial targets including a CET1 ratio of above 12.5% and a leverage ratio of around 4.5%.

The Group reaffirms the goals of its strategy of sustainable growth through 2025. For 2025, Deutsche Bank aims to achieve a compounded annual growth rate of revenues from 2021 to 2025 of 3.5 to 4.5%, post-tax RoTE of greater than 10%, and a cost/income ratio of below 62.5%. The Group also reaffirms its aim for cumulative capital distributions of around € 8 billion in respect of the years 2021-2025.

Our financial and regulatory targets are based on our financial results prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and endorsed by the European Union (“EU”). For further details, please refer to the section ‘Basis of preparation/impact of changes in accounting principles’ in this report.

Deutsche Bank’s key financial targets are:

Financial Targets for 2022

  – Post-tax Return on Average Tangible Equity of 8% for the Group
  – Post-tax Return on Average Tangible Equity of more than 9% for the Core Bank
  – Common Equity Tier 1 capital ratio of above 12.5%
  – Leverage ratio of ~4.5%

Financial Targets and key performance indicators for 2025

Targets:

  – Post-tax Return on Average Tangible Equity of above 10% for the Group
  – Compounded annual growth rate of revenues from 2021 to 2025 of 3.5 to 4.5%
  – Cost/income ratio of less than 62.5%

Key performance indicators:

  – Common Equity Tier 1 capital ratio ~ 13%
  – Leverage ratio of above 4.5%

Adjusted costs, Adjusted costs excluding transformation charges, Post-tax Return on Average Tangible Equity as well as Leverage ratio are non-GAAP financial measures. Please refer to “Supplementary Information (Unaudited): Non-GAAP Financial Measures” of this report for the definitions of such measures and reconciliations to the IFRS measures on which they are based.

Deutsche Bank Businesses

This section should be read in conjunction with the section Deutsche Bank: Our Organization in the Operating and Financial Review in the Annual Report 2021.

Corporate Bank

In the third quarter of 2022, the Corporate Bank continued to make progress on its strategic objectives. We expanded our lending proposition with corporate clients across all regions with loans growing to € 129 billion, up by € 10 billion compared to the prior year. Parts of corporate banking, especially payments, are experiencing a high degree of innovation and disruption driven by high-paced technology developments and the emergence of new competitors. Accordingly, in 2022, we expect to benefit from our targeted investments in new growth areas, such as Merchant Solutions. We also aim to further advance our provision of sustainable financing solutions for our clients, including developing scalable ESG solutions for our Business Banking clients that we expect to introduce in 2022.

Deutsche Bank	Strategy
Earnings Report as of September 30, 2022

Investment Bank

In the third quarter of 2022, Deutsche Bank believes the Investment Bank continued to execute against its strategic priorities to deliver strong business performance and tangible results. Within Fixed Income and Currencies, business revenues were significantly higher year on year. Similar to the second quarter of 2022, market activity was at elevated levels and the macro trading businesses continued to demonstrate disciplined risk management, while continuing to provide its full suite of services to clients. Reflecting this, client activity increased versus the same period in the prior year across both institutional and corporates. The transformation of Fixed Income and Currencies franchise continues and significant revenue growth across Rates, foreign exchange and Emerging Markets reflects the success of delivery so far. The Financing franchise continues to focus on targeted and disciplined balance sheet deployment, which is now driving materially higher net interest income compared to the prior year quarter. Origination and Advisory revenue decreased materially year on year, as the third quarter global fee pool declined approximately 43% year on year. In M&A, while revenues were lower year on year, the decline was less than the reduction in the industry fee pool. Investment Bank continues to assess selected focus areas of growth within M&A, while remaining mindful of the challenging revenue environment. Investment Bank’s focus on delivering front-to-back efficiency continues, with various programs in place to enhance client interaction, from the price discovery through to settlement. The Investment Bank was awarded ‘Best investment bank in Western Europe’ by The Banker, recognizing this progress. ESG continues to be a strategic focus area for the Investment Bank, exemplified by Deutsche Bank being ranked number one according to Dealogic for EUR ESG Financial Institutions Group issuance in the year to date.

Private Bank

Private Bank Germany kept strong momentum in its operating business while continuing the execution of its strategic change agenda. Overall revenue growth was driven by higher deposit margins and growth in client volumes in investments business year to date, partially offset by a slow-down in mortgages in the light of market volatility and rising interest rates during the third quarter of 2022. The transformation of Private Bank’s branch network is well on track with 91 branch closures implemented by the end of the third quarter. Full-time employee reductions are progressing in line with plan, driven by adjustments to network and service models in branches as well as the implementation of the head-office consolidation plan and the continued consolidation of mortgage processes across brands. Furthermore, the cooperation with Zurich was expanded around digital product offerings and Ukrainian refugees were supported by opening more than 50.000 accounts free of charge in 2022. The bank also continues to make progress with the migration of Postbank clients to the Deutsche Bank IT platform. Following the successful migration of four million Postbank clients in April 2022, the remaining migration waves are currently being tested under real conditions. To ensure high quality and stability and given the complexity of the project – affecting Private Bank, Corporate Bank and Enterprise Systems for e.g. Risk, Finance, Treasury and AFC – the migration plan has been updated to be completed in the middle of 2023. The total funding requirement is expected to be approximately € 200 million in 2023. The overall anticipated financial benefits of € 300 million annual savings from 2025 remain unchanged.

The International Private Bank continued to execute against its strategic objectives despite a volatile market environment. In Wealth Management & Bank for Entrepreneurs segment, another successful closing of the largest alternative solution in International Private Bank, the Tech Venture Growth Fund was completed. The roll out of the solution to new locations was continued, launching in Spain next quarter. The Wealth Management coverage teams in key regions were strengthened and the Private Capital Market capabilities expanded. The sale of Deutsche Bank Italy Financial Advisors business to Zurich Italy was also finalized with completion in October. At the same time in the Premium Bank, investments in digitalization with innovative enhancements to sales processes as well as to the online banking application in Italy were made. In addition, the transformation of Premium Bank with investment advisory personalization at scale through Artificial Intelligence and analytics was continued.

Regarding ESG, Private Bank continued to enhance its ESG portfolio for 2023 and beyond. Specifically, the number of green branches was increased to 331 in the third quarter of 2022. Additionally, the focus on supporting clients regarding energy-efficient modernization and sustainable investments through an enhanced transition dialogue was continued. In International Private Bank the ESG transition of the Strategic Asset Allocation solution was successfully completed.

Deutsche Bank	Strategy
Earnings Report as of September 30, 2022

Asset Management

In the third quarter of 2022, Asset Management continued to execute against its strategic priorities, to achieve the overall ambition to become a leading European asset manager with global reach. The asset management industry is evolving, with increased competition, continued margin pressure, and technological disruption amid heightened geopolitical tensions and higher market volatility. However, Asset Management believes its diverse range of high-quality products and investment solutions provides it with a strong basis for growing assets under management and profitability. As part of Asset Management’s transformation ambition, it is adapting the way it operates to meet industry challenges by recalibrating its core platform, by investing in new technology, and through its policy framework. The ambition to grow concentrates on delivering focused product strategies in targeted growth markets, expanding its range of sustainable investment solutions, and leveraging existing partnerships to capture new client opportunities. In addition, the division continues to monitor the market for selective bolt-on opportunities to grow in priority areas as well as transformational opportunities to participate in the continued consolidation expected in the asset management industry.

Cost control continues to be fundamental to executing Asset Management’s business strategy and achieving its medium-term financial targets. Its multi-year core platform transformation program has now entered the execution phase, and the division is aiming to complete several of the IT build activities this year. As part of its regional strategy, Asset Management continues to focus on developing and nurturing strategic partnerships. Asset Management is committed to focusing on new digital opportunities and continues to grow its internal capabilities while investing in its data strategy.

Reflecting on Asset Management’s aim of playing a key role as an asset manager in the green industrialization, climate action is a key theme and is considered across all strategic priorities of its global sustainability strategy. The division aims to become climate-neutral in its actions, in line with the Paris Agreement, by 2050 or sooner.

Deutsche Bank	Outlook
Earnings Report as of September 30, 2022

Outlook

The following section provides an overview of updates to the outlook for the Group and business divisions for the financial year 2022 and should be read in conjunction with the Outlook section in the Combined Management Report provided in the Annual Report 2021.

Macroeconomic and Banking Industry Outlook

Over the third quarter, the global economic outlook has deteriorated noticeably. Inflationary pressures remain high, prompting central banks to continue to raise interest rates sharply. In addition, continued geopolitical uncertainties contribute to ongoing price pressures. The Group expects global GDP growth and inflation to be 3.2% and 8.2%, respectively, for 2022. In the U.S., tight labor and housing markets have also contributed to high inflation. The Federal Reserve is expected to raise interest rates even further in an effort to break the inflation momentum.

The Eurozone economy is expected to slip into recession in the fourth quarter of the year. The rise in energy prices is driving inflation and thus leading to a loss of purchasing power among private households which, combined with continuing supply bottlenecks are also slowing industrial production. Services are also expected to lose momentum in the fourth quarter of the year. Despite the recession risks driven by the energy supply shock, the European Central Bank will have to continue its restrictive monetary policy in order to counteract the inflation dynamics.

For the remainder of the year, the global banking industry is likely to face a continued volatile environment on capital markets, which has a positive impact on the trading business but has led to lower origination and advisory revenues. Further interest rate hikes by central banks and a slide of major advanced economies into recession will probably dampen demand for credit, both from households and corporates, although the decrease will be from an elevated level. Net interest income is expected to rise meaningfully but provision for credit losses could significantly increase depending on how the macroeconomic environment develops. Risk-weighted assets may increase further due to loan volume growth and credit rating migration. Profitability and capital ratios could suffer to some extent but should remain robust overall. The recessionary impact on lending, provision for credit losses and payments could be deeper and longer lasting in Europe than in the U.S.

The global economic outlook is impacted by several risks. Inflation has continued to quickly build globally, necessitating a more aggressive tightening of monetary policy by central banks. The strong U.S. dollar could lead to a disruption of the recovery cycle in the emerging market economies and cause a significant decrease in manufacturing across the globe due to increasing prices of oil, gas, and materials. The war in Ukraine continues to weigh on confidence, inflation, and energy supplies. Germany is most exposed to potential gas shortages with the shut-off of gas from Russia.

Deutsche Bank Outlook

In July 2019, the Group embarked on a fundamental transformation of Deutsche Bank with multi-year strategic targets to be met by year end 2022 and is near completion of its key commitments. In the first quarter of 2022, Deutsche Bank outlined its strategic and financial road map and communicated its financial targets through 2025. The statements included in this section cover management’s view on the expected performance against its key performance indicators for the financial year 2022.

Despite the uncertainties associated with the war in Ukraine, energy crisis and inflationary pressures, the Group intends to continue executing its strategy in a disciplined manner focusing on improving sustainable profitability by growing revenues in the Core Bank while remaining disciplined on costs and capital. However, the current environment is increasingly challenging, and cost pressures have intensified. In the second quarter of 2022, the Group updated the guidance on its cost/income ratio for 2022 to a range of mid- to low-70s percent largely due to a series of factors outside the Group’s control, including notable pressures from inflation, the compensation environment as well as bank levies. Management focus on costs remains unchanged and the Group is working on additional measures to ease the pressures and to take decisive actions where necessary.

Our financial targets are based on our financial results prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and endorsed by the European Union (“EU”). For further details, please refer to the section ‘Basis of preparation/impact of changes in accounting principles’ in this report.

Deutsche Bank	Outlook
Earnings Report as of September 30, 2022

In the last quarter of 2022, the Group continues to work towards achieving its financial targets, principally the Post-tax Return on Average Tangible Shareholders’ Equity target of 8% for the Group and above 9% for the Group’s Core Bank, by building on the progress made since it started its strategic transformation in 2019. Group revenues are expected to be slightly higher while the Core Bank revenues are expected to be higher compared to the prior year. Continued strong performance presents upside to the Group’s 2022 year end revenue guidance of € 26 billion to € 27 billion.

Corporate Bank’s revenues are expected to be higher in 2022 compared to the prior year, supported by interest rate tailwinds and growth initiatives. Corporate Treasury Services revenues are expected to be higher supported by improvements in the interest rate environment, strong momentum in Corporate Cash Management and loan and deposit growth. For Institutional Client Services, revenues are also expected to be higher supported by business growth and the more favorable interest rate environment. Business Banking revenues are expected to be higher compared to the prior year, primarily reflecting improvements in the interest rate environment and repricing actions.

Investment Bank revenues are expected to be slightly higher in 2022 when compared to the prior year, with strong performance in its Sales and Trading (FIC) business offset by significantly reduced revenues in Origination & Advisory. The Group expects FIC revenues to be significantly higher than 2021, driven by the performance of its Rates, Emerging Markets, FX and Financing businesses in the first nine months of the year. Market conditions have been volatile and highly uncertain, and it expects this to continue into the fourth quarter of 2022 making forward looking projections challenging. For the remainder of the year, Rates expects the strong performance seen in the year to date to continue and intends to maintain its focus on developing the overall client franchise. Foreign Exchange intends to again build on the momentum the business saw in the first nine months, including being ranked Overall FX market leader by market share in the 2022 Euromoney FX Survey. Global Emerging Markets business intends to continue to develop its onshore capability and client workflow solutions further. The Financing business will continue to take a disciplined and selective approach to the deployment of resources. In Credit Trading, conditions have been challenging, specifically for the flow business, and this is likely to be the case into the fourth quarter of 2022. Additionally, the distressed business will not repeat the very strong performance seen in 2021 which benefitted from the contribution from a concentrated distressed credit transaction in the prior year quarter. In Origination & Advisory, revenues are expected to be significantly lower in 2022 compared to 2021, driven by both the significant decline in the industry fee pool, which was approximately 34% lower year on year in the first nine months of the year and 43% lower in the third quarter, and the net impact of loan and commitment markdowns in Debt Origination. In Debt Origination, Leveraged Debt Capital Markets will remain challenged in the short-term following the material decline in issuance levels in 2022, potential additional commitment markdowns and prudent and disciplined approach to market participation. Equity Origination also remains impacted by reduced issuance levels, which are more than 60% lower year on year for the year to date, but the business will continue to provide a competitive offering across products. Advisory is expected to build on the momentum of the first nine months, whilst recognizing the challenging environment the Investment Bank currently faces.

For the Private Bank, net revenues in 2022 are expected to be higher compared to 2021 supported by a gain from the sale of the Deutsche Bank Financial Advisors business in Italy to be recognized in fourth quarter 2022. Excluding this impact, revenues are anticipated to be slightly higher compared to 2021 driven by continued business growth and net positive impacts from the rising interest rate environment. In addition, adverse impacts from the April 2021 ruling of the German Federal Court of Justice (BGH) on pricing agreements are expected to be significantly lower in 2022 compared to 2021 as the process of entering new contracts with customers affected by the ruling is largely completed.

Revenues for Private Bank Germany are expected to be slightly higher compared to 2021 supported by substantially lower negative revenue impacts from the BGH ruling and by valuation impacts. Excluding these impacts, revenues in the Private Bank Germany are expected to remain essentially flat year-on-year. In the current economic environment, an increase in net interest income is expected, but is likely to be offset in part by a decline in the fee income.

In the International Private Bank, revenues are expected to be significantly higher year-on-year supported by the gain from the completion of the sale of the Financial Advisors business in Italy in the fourth quarter of 2022. Excluding this impact, revenues are expected to be higher compared to 2021 driven by continued growth in deposit and loan products. Investment product revenues are expected to be essentially flat as growth from continued net assets under management inflows is offset by market depreciation impacts. Revenue development is expected to be also supported by foreign exchange movements.

In the Private Bank, assets under management volumes are expected to be slightly lower compared to 2021 driven by market depreciation impacts, which amounted to € 65 billion in the first nine months of 2022, and the disposal impact of approximately € 16 billion after the closing of the financial advisor transaction in Italy. These declining factors are expected to be partly offset by continued net inflows and positive impacts from foreign exchange movements.

Deutsche Bank	Outlook
Earnings Report as of September 30, 2022

In Asset Management, heightened levels of market volatility have featured throughout 2022 and are expected to continue near term; should geopolitical uncertainty and economic conditions normalize then revenues are expected to be essentially flat compared to 2021. Management fees are assumed to be slightly higher year on year. Performance and transaction fees are expected to be significantly lower compared to 2021, due to an exceptional Multi Asset performance fee included in the fourth quarter of 2021. Other revenues excluding specific items are expected to be significantly lower compared to the prior year, driven by higher internal funding costs.

For 2022, Corporate & Other is expected to generate a pre-tax loss. Results in Corporate & Other will continue to be impacted by valuation and timing differences on positions that are economically hedged, but do not meet the hedge accounting requirements. Corporate & Other is also expected to be impacted by certain transitional costs relating to the Group’s funds transfer pricing framework, as well as costs linked to legacy activities relating to the merger of the DB Privat- und Firmenkundenbank AG into Deutsche Bank AG which are expected to be around € 300 million for the full year. Corporate & Other expect Shareholder expenses to be around € 450 million for the full year.

In 2022, the Capital Release Unit is focused on three key areas. Firstly, further reducing the costs including internal service allocations. In line with previous communication, Capital Release Unit targets adjusted costs excluding transformation charges of € 0.8 billion for the full year. Secondly, continuing to manage the risk of the portfolio while de-risking opportunistically. In aggregate, Capital Release Unit expects to report negative revenues for the year 2022 driven by funding costs, hedging costs, mark-to-market impacts and from portfolio exits, which will be partially offset by income from loan portfolios. Thirdly, simplifying the division’s infrastructure through decommissioning of applications, closing trading books, exiting locations and legal entities. The Group continues to carefully monitor the legal and regulatory environment, particularly regarding the foreign currency denominated mortgage portfolio in Poland. Adverse judicial or regulatory developments could have a negative impact on the portfolio.

Deutsche Bank remains committed to continuing its cost reduction efforts to execute on its 2022 strategic ambition of a cost/income ratio of mid- to low-70s percent for 2022. Noninterest expenses in 2022 are expected to be slightly lower than in 2021, largely driven by significantly lower transformation related effects. Adjusted costs excluding transformation charges are expected to be essentially flat in 2022. Benefits from efficiency measures are counterbalanced by higher inflationary pressures, continued investments in controls, the anticipated impact of foreign exchange rate changes, one-off costs associated with the establishment of its Berlin Tech Centre and higher bank levies.

Amid the slowdown of macro-economic growth from the strong levels in the previous year, the Group expects provisions for credit losses to be significantly higher in 2022 compared to the previous year. Provisions for credit losses for the full year 2022 should be around 25 basis points as a percentage of the Group’s anticipated average loans. The increase is driven by a normalization of levels compared to the previous year, the deterioration in macro-economic growth in 2022 as a result of concerns over gas supplies, Central Banks tightening fiscal policy and persistent inflation. The Group remains committed to its stringent underwriting standards and its tight risk management framework. Further details on the calculation of Expected Credit Losses (ECLs) are provided in the section ‘Risk information’ in this report.

The Group expects its Common Equity Tier 1 ratio (CET 1 ratio) to remain essentially flat and to remain above 12.5% in 2022. It expects higher RWA from growth in the Core Bank as well as supervisory decisions offset by continued reductions in the Capital Release Unit and lower Operational Risk RWA. For 2022, the Group expects to end the year with a CET 1 ratio of approximately 13%, reflecting organic capital generation offsetting the impact of RWA increases and distributions.

The Group expects its leverage exposure in 2022 to be higher than at year end 2021. Leverage exposure is expected to increase as a result of the removal of the ECB’s temporary exclusion of certain central bank balances in the second quarter of 2022, alongside loan growth in the Core Bank. Consequently, it expects its leverage ratio to be lower at year end 2022. The Group remains committed to achieving its leverage ratio target of approximately 4.5% by year end 2022.

Risks to the Group’s outlook include potential impacts on the business model from macroeconomic uncertainties, including uncertainties associated with the war in Ukraine, global inflationary pressures due to higher energy and commodity prices as well as ongoing supply chain disruptions, uncertainty on interest rates, slower economic growth in the major operating countries, impact from changes in foreign exchange rates, and lower client activity. In addition, uncertainty around central bank policies, e.g., the interest rate environment, ongoing regulatory developments, e.g., the finalization of the Basel III framework, other geopolitical event risks and levels of client activity may also have an adverse impact.

Adjusted costs, Adjusted costs excluding transformation charges, Post-tax Return on Average Tangible Equity as well as Leverage ratio are non-GAAP financial measures. Please refer to “Additional information: Non-GAAP Financial Measures” of this report for the definitions of such measures and reconciliations to the IFRS measures on which they are based.

Deutsche Bank	Risks and Opportunities
Earnings Report as of September 30, 2022

Risks and Opportunities

The following section focuses on future trends or events that may result in downside risk or upside potential from what the Group has anticipated in its “Outlook”. The developments in the nine months ended September 30, 2022, did not materially alter its assessment of the risks and opportunities that its businesses are exposed to.

Key downside risks stem from the persistent and rising inflationary and interest rate trends, the continuing war in Ukraine, a deteriorating macroeconomic environment and elevated geopolitical risks. Major central banks have taken a more hawkish policy stance and driven market interest rates significantly higher during the first nine months of 2022. As in the second quarter, the risk focus remains on Europe as concerns have increased over a more pronounced economic downturn as a result of gas shortages. These trends are driving high levels of uncertainty and potential fluctuations in the results of the Group’s operations, strategic plans and financial targets.

Risks

Macroeconomic and market conditions

The war in Ukraine and the related further increase in global inflationary pressures due to higher energy prices as well as supply chain disruptions have led to a significant downward revision in global growth forecasts for 2022 and 2023. Major central banks are responding by tightening monetary policy and market interest rates increased significantly during the quarter amid periods of very high market volatility. The risk of a pronounced economic downturn increased substantially by the end of the third quarter as the effects of higher inflation, higher interest rates and tighter financial conditions weighed on economic activity, including in the U.S. economy as the Federal Reserve leads the global tightening cycle. Major European economies are expected to slip into recession in the fourth quarter of 2022. Bond yields resumed their upward path as market participants raised expectations of the terminal policy interest rates by the Fed and the ECB. This could potentially drive increased losses, including higher provisions for credit losses, and may substantially and adversely affect Deutsche Bank’s planned results of operations, financial targets and costs.

A further rise in energy prices or physical shortages remain key downside risks for European corporates and households. Prior to the war, Russia accounted for around 40% of the EU’s supply of natural gas, with reliance higher in Germany and selected other countries. Amid the decline in Russian gas flows via the Nord Stream 1 (NS1) pipeline, the German government declared the second stage (out of three) of its emergency plan for gas supply. Despite the subsequent closure of NS1, German gas storage levels have continued to increase above 90% by end of September 2022 amid reduced usage by large corporates but the outlook remains highly uncertain, particularly if it is a cold winter season. Should energy rationing become necessary this could further increase the risk of a deeper and longer recession. Industries which could be affected by energy rationing, in combination with existing supply chain constraints and high commodity prices, include but are not limited to manufacturing, automotive, construction, chemicals and steel, metals and mining as well as critical infrastructure such as utilities, transportation and agriculture.

Under more severe volatile downside scenarios, potential second order impacts could lead to a significant deterioration in the Group’s portfolio quality and higher than expected credit and market losses. This may lead to accelerated rating declines among clients, further increasing loan losses as well as increased numbers of clients drawing down on credit facilities which would lead to higher capital requirements and liquidity demands. Higher volatility in financial markets could lead to increased margin calls, higher market risk RWA and elevated valuation reserves. The Group would also expect to see a higher degree of idiosyncratic defaults in the near-term as increased energy supply concerns compound existing risks related to interest rates, inflation, tighter financial conditions and supply chains. While the majority of Deutsche Bank’s clients, especially the larger ones, consider themselves adequately positioned, certain clients are seeing more acute pressures on sales and margins. The aforementioned developments can also impact Deutsche Bank’s revenue generating capabilities and costs, while market declines and volatility could negatively impact the value of financial instruments, result in impairments of non-financial assets, and cause the Group to incur losses.

Deutsche Bank	Risks and Opportunities
Earnings Report as of September 30, 2022

Market and rates developments continued to impact the Group’s ability to distribute, and de-risk leveraged finance commitments, making pricing, hedging and distribution of high yield transactions more challenging. Whilst the Group actively manages systemic risks, it has experienced delays in de-risking individual commitments as well as taken mark-to-market losses in the first nine months of 2022, driven by widening in credit spreads and higher interest rates. Although the Group has seen losses subside in the third quarter, it expects the fourth quarter to remain challenging and the Group could see additional losses. However, downside risk to revenues and capital are considered manageable and the Group continues to deploy hedging strategies to manage the business within its risk appetite.

At the end of the third quarter, the new U.K. government’s announcement of significant, unfunded tax cuts triggered a sharp market reaction, with extreme downward moves in the GBP exchange rate and Gilt government bond prices. Further extreme market reactions could lead to a variety of unexpected impacts including but not limited to losses on the value of financial instruments and increasing loan losses.

Political risks

The war in Ukraine has led to a broad array of sanctions on Russia and Russian entities, including but not limited to major Russian banks, the Russian Central Bank, key corporates, Russian parliament members and members of the Russian elite (oligarchs, diplomats) and their families. The sanctions have also banned primary and / or secondary trading of sovereign debt and other selected securities as well as disconnection of certain Russian banks from SWIFT (Society for Worldwide Interbank Financial Telecommunication). The U.S. has imposed sanctions on imports of Russian-origin oil, natural gas, coal and gold (including related products) and also banned new investments by U.S. persons into Russia. Trading in Russian securities has also been limited by EU sanctions against the Russian National Securities Depositary. The EU also announced a ban on Russian oil, coal and other solid fuel imports as well as gold, restricting access to EU ports for Russia registered vessels and further export bans. The sanctions environment remains dependent on the development of the Russian war against Ukraine, and it is possible that new direct or indirect secondary sanctions could be imposed at short notice as a result of ongoing developments.

The unprecedented scale of sanctions announced to date, not all of which are fully aligned across jurisdictions, has significantly increased operational complexity, including the risk of making errors in managing day-to-day business activities within the rapidly evolving sanctions environment. New sanctions, as well as countermeasures by the Russian government, could also result in differences between the local application and / or implementation of relevant requirements by its subsidiary OOO Deutsche Bank, Moscow, and the Deutsche Bank Group (as OOO Deutsche Bank would have to adhere to local law). Subsequently, this may create conflict of law situations and certain exemptions would have to be applied. Sanctions may also complicate the wind-down of transactions and / or relationships that the Bank may wish or need to exit as a result of the war in Ukraine within the timeframe provided by licenses or authorizations.

Deutsche Bank utilizes in-house technology resources in Russia which contribute to the development of a number of the Bank’s applications. The Group is subject to the risk that its ability to utilize these technology resources could be impaired or lost, for instance due to sanctions from the West, Russian state-initiated actions or management actions. Also, the provision of corporate banking services to local subsidiaries of international companies could be impacted if its operating subsidiary in Russia is impacted. Adverse regulatory actions could result in a loss of control over locally booked assets. The Group continues to de-risk operations in its Russia Tech Centre, e.g., by handing over tasks from the Russia Tech Centre to other locations.

Deutsche Bank continues to utilize dedicated governance structures, including Global and Regional Crisis Management, to manage the crisis. The impact of the ongoing situation, from both a financial and non-financial risk perspective, is highly uncertain and while its direct financial exposures to Russia and Ukraine are contained, higher order effects may in a downside, impact the Group’s ability to meet its stated targets.

Deutsche Bank regularly assesses potential impacts of these and other risk events and trends via stress testing and bottom-up portfolio reviews. The results of these assessments indicate that the currently available capital and liquidity reserves, in combination with available mitigation measures, are sufficient to absorb potential impacts of further downside risks if they were to materialize.

Deutsche Bank	Risks and Opportunities
Earnings Report as of September 30, 2022

The broader geopolitical implications of the war in Ukraine remain uncertain. The U.S. has warned that countries which help Russia to evade sanctions, backfill them or provide military aid may be targets of secondary sanctions. Over the medium to long term, the IMF among others has highlighted the potential impact of deglobalization on living standards and growth. Against this backdrop, tensions between the U.S. and China remain elevated across a wide range of areas including trade, technology-related issues, Hong Kong, Taiwan, human rights, and cybersecurity. The U.S. has imposed selected sanctions as well as export and investment restrictions on Chinese companies and officials, and China has imposed sanctions on certain U.S. companies and officials and introduced a framework for blocking regulations aimed at the extraterritorial application of sanctions against China. Likewise, the EU has imposed sanctions on China in relation to human rights issues, which were reciprocated by China. Such measures raise potential regulatory compliance and conflicts of law challenges, and the impacts could be material and adverse. While the Group does not consider a China/Taiwan military conflict as its base case in the near-term, potential downside impacts from an escalation are significant and could substantially and adversely affect Deutsche Bank’s planned results of operations and financial targets.

Strategy

The Group has communicated various targets in the “Strategy” section. While the Group continuously plans and adapts to changing situations, it runs the risk that a significant deterioration in the global operating environment could lead it to miss its publicly communicated targets, incur unexpected losses including further impairments and provisions, experience lower than planned profitability or an erosion of its capital base and broader financial conditions, leading to a material adverse effect on Deutsche Bank’s results of operations and share price. This also includes the risk that Deutsche Bank will not be able to make desired distributions of profits to its shareholders which are subject to Deutsche Bank AG’s capacity under standalone financial statements in accordance with German accounting rules (HGB). Where such targets reflect commitments to regulators, missing them may also trigger action from such regulators or rating agencies. In these situations, the Group would need to take action to ensure it meets its minimum capital objectives. These actions or measures may result in adverse effects on the Group’s business, results of operations or strategic plans and targets.

The war in Ukraine and its continuing impact on the global economy as well as other macroeconomic developments, including uncertainty around the inflation outlook and policy rates may affect the Group’s ability to meet its financial and non-financial targets. While monetary tightening by central banks might support interest margin development, client volumes in selected market segments could decrease. A further escalation of geopolitical tensions could further increase market volatility, adversely affect the economic outlook for key markets and increase complexity for cross-border businesses. Governmental support measures could reduce the impact of a potential economic downturn in key markets on the Group.

Deutsche Bank operates in highly competitive markets in all divisions. The Group therefore continuously monitors and responds to competitive developments to protect its market position and realize growth opportunities. Competitors in that context include traditional banks as well as emerging, non-banking competitors.

Labor market conditions have significantly tightened and attrition rates in the first nine months of 2022 were above pre-COVID levels. Deutsche Bank continues to observe extremely competitive labor markets, particularly in the U.S. and India. These effects, coupled with requests from regulators to demonstrate moderation in the levels of compensation that the Group can offer, may put the Group at a disadvantage in attracting and retaining talented employees. More broadly, higher global inflation, which is only expected to moderate slowly in 2023 and 2024, may lead to pressure on noninterest expenses and the ability of the Group to meet cost targets.

Liquidity and funding risks

After credit ratings upgrades in 2021, Deutsche Bank’s current long-term credit ratings have improved at S&P, at Moody’s and at Fitch. In the second quarter, the rating agency DBRS Morningstar confirmed Deutsche Bank’s long-term rating and raised its outlook to Positive while Fitch also maintains a positive outlook. Most recently, Moody’s further upgraded Deutsche Bank AG’s long-term ratings by one notch with its long-term deposit ratings and senior unsecured debt ratings now at their highest level since 2012.

Deutsche Bank	Risks and Opportunities
Earnings Report as of September 30, 2022

Despite these positive developments, and in common with the wider banking industry, Deutsche Bank’s spreads and funding costs have been negatively impacted by current adverse macroeconomic and financial market conditions. The ECB may alter the terms of the Targeted Longer Term Refinancing Operations (TLTRO) or central bank deposit remuneration in response to changing interest rate conditions. Such changes could adversely impact Deutsche Bank’s revenue development, change Deutsche bank’s interest rate sensitivity and may affect broader market pricing. Deutsche Bank continues to closely monitor these developments. While further deterioration in the operating environment may drive additional increases to market funding costs its overall liquidity position remains extremely strong.

Regulatory supervisory reforms, assessments and proceedings

The regulatory reforms enacted and proposed in response to weaknesses identified during the last financial crisis together with increased regulatory scrutiny and discretion have and will continue to impose material costs on Deutsche Bank, create significant uncertainty and may adversely affect its business plans as well as its ability to execute its strategic plans in the medium-term. Those changes that require the Group to maintain increased capital may significantly affect its business model, financial condition, and result of operations as well as the competitive environment more generally.

Several future changes will impact the Group’s business. One is the implementation of Final Basel III reforms (through CRR III and Capital Requirements Directive VI). Implementation of these changes is, however, still heavily debated in all key jurisdictions by policymakers. In particular, the EU has initiated the legislative process, based on a legislative proposal by the European Commission in October 2021. The Group currently expects its capital requirements to increase in 2025 from the implementation of the Final Basel III framework in the EU, in particular from higher risk weights for its exposure in most risk areas. Deutsche Bank expects a further increase in risk-weights for its exposures from 2028/2029 from the introduction of the new output floor included in Final Basel III. Regulatory reforms in respect of resolvability, resolution measures and the macroprudential framework may also impact its business operations. In addition, regulatory changes may impact how key entities are funded which could affect how businesses operate and negatively impact results. Regulatory actions may also require the Group to change its business model or result in some business activities becoming unviable.

Changes to Deutsche Bank’s capital requirements may also come from the review of the EU macroprudential regime, which the European Commission has announced for the second half of 2023. These changes could result in an increase of its level of capital requirements, specifically capital buffers.

Supervisors can also impose capital surcharges or regulatory adjustments, for example, as a result of the regular Supervisory Review and Evaluation Process (SREP). Such adjustments may reflect additional risks posed by deficiencies in the Group’s control environment, or come as a result of supervisory inspections concerning the treatment of specific products or transactions. One of the areas of focus of the European Central Bank (ECB) with regards to risk taking is leveraged lending, for which the ECB has announced its intent to clarify their expectations for all banks under the Single Supervisory Mechanism and to consider quantitative measures in future SREP decisions for institutions which the ECB assesses as non-compliant with these expectations. Such potential quantitative measures may result in a significant negative impact. More broadly, this also includes conclusions the ECB draws from regulatory stress tests conducted by the EBA or the ECB. The ECB evaluates each bank’s performance from a qualitative angle to inform the decision on the level of Pillar 2 Requirement and a quantitative outcome which is one aspect when assessing the level of Pillar 2 guidance. The ECB has already used these powers in its SREP decisions in the past and it may continue to do so to address findings from onsite inspections. In extreme cases, they can even suspend certain activities or the Group’s permission to operate within their jurisdictions and impose monetary fines for failures to comply with rules applicable to it.

Supervisors can also impose other capital surcharges, such as the increase of macroprudential capital buffers including the Countercyclical Conservation Buffer and the Systemic Risk Buffer. Germany’s Federal Financial Supervisory Authority (BaFin) has already announced increases to take place in February 2023.

Regulators across the world can also impose capital surcharges to address macroeconomic risks, through the use of macroprudential tools. These include CET1 buffer increases that could apply group-wide or only for local activities at national level or for specific types of exposures (e.g. mortgages). The use of these tools is governed by the applicable macroprudential framework in the EU or any other relevant jurisdictions and are typically decided by national macroprudential authorities, such as BaFin, often on the basis of Central Bank analysis of macroeconomic risks.

Deutsche Bank	Risks and Opportunities
Earnings Report as of September 30, 2022

Furthermore, implementing enhanced controls may result in higher regulatory compliance costs that could offset or exceed efficiency gains. Regulators may disagree with the Group’s interpretation of specific regulatory requirements when interpretative matters are discussed as part of its ongoing regulatory dialogue or in the context of supervisory exams. An example of unanticipated increase of control could be the risk that local regulators require a major Deutsche Bank legal entity to ring-fence liquidity held locally and, in turn, limit the redeployment of liquidity to other affiliates. Changes in rule interpretations can have a material impact on the treatment of positions for Pillar 1 regulatory purposes. Similarly, the evolving interpretations of the European Banking Authority (EBA) on the Capital Requirements Regulation (CRR) can also negatively impact the Group’s regulatory capital, leverage or liquidity ratios.

The potential financial stability risk for the EU due to central clearing arrangements outside of the EU continues to feature through 2022. On February 8, 2022, the European Commission published an extension to the temporary equivalence decision for UK Central Counterparties (CCPs) to June 30, 2025. The Commission is expected to publish its central clearing strategy in Q4 this year, which will contain measures to channel clearing services in EUR-denominated products to EU CCPs by making them more competitive and cost efficient and by strengthening EU-level supervision. Furthermore, the European Commission continues to work on outstanding equivalence decisions for third country CCPs to continue to provide services to EU clients and the European Securities and Markets Authority and the European securities regulator continues to work on recognition for certain third-country CCPs where equivalence decisions already exist in order for these CCPs to be classified as Qualifying CCPs for capital allocation purposes. Depending on the outcome of these decisions and potential mitigating actions, these decisions can have a negative impact on its regulatory capital and increase its operating costs.

Recent events suggest that political pressure may rise across European member states regarding the possibility of introducing additional levies or taxes as a means to finance potential transfers to households, to ease the impact of rising prices. Certain countries have introduced such levies or publicized initial proposals. If effectuated, such taxes or levies could negatively impact the profitability and organic capital generation of the bank.

While Deutsche Bank continues to develop and implement its approach to climate and environmental risk assessment and management and promote the integration of climate-related factors across its entire platform, both rapidly changing regulatory as well as stakeholder demands may materially affect its business, results of operations or strategic plans if the Group fails to adopt or implement measures to transition to a low-carbon economy.

Technology and Innovation

Major technology transformations in the bank’s business and infrastructure areas are executed via dedicated initiatives. The benefits of these include IT, Information Security and business cost reduction, control improvements, revenue growth through provision of new client features or targeted client growth. Program execution risks, including resource shortage, extended implementation timelines or impact of the change related activity on the control environment or functionality issues in the upgraded applications or underlying technology are carefully managed to partially mitigate the risk of not fully achieving expected benefits.

In general, Information Security remains a material area of focus for the bank. Financially motivated cyber-attacks, specifically ransomware, can be observed and are anticipated to become more frequent and sophisticated, as well as supply chain attacks and attacks leveraging weak Multi-Factor Authentication (MFA). Furthermore, proxy groups use the current tense geopolitical situation to attack targets in Western countries.

While Deutsche Bank continuously invests in its cyber security program in order to secure its operations against potential attacks, practices the early implementation of pre-emptive countermeasures, and has robust response processes in place, the ever-evolving threat landscape and sophisticated threat actors has the potential to materially affect its business.

Deutsche Bank	Risks and Opportunities
Earnings Report as of September 30, 2022

Environmental, social and governance risk

Deutsche Bank participated in the inaugural ECB Climate risk Stress Test (CST22) from January to May 2022. The CST22 was a joint learning exercise with some pioneering characteristics and forms a part of the broader assessment of Banks’ climate risk management capabilities. It was an extremely valuable exercise and acted as a catalyst for Deutsche Bank and the wider European banking industry to further develop the Group’s climate risk modelling capabilities. Lessons learnt will be integrated into the development of the bank’s internal stress testing capabilities over the next 12 months.

The ECB also conducted a thematic review of Banks’ climate and other environmental risk management capabilities in the first half of 2022 with a view to further integrating Climate and Environmental risks in the SREP methodology. Combined with the observations from the climate stress test, the results of the thematic review will be integrated into SREP scores which may have an indirect impact on minimum capital requirements as well as requiring additional developments in the Group’s Climate and Environmental risk management framework.

Deutsche Bank continues to develop and implement its approach to climate and environmental risk assessment and management. This includes the ability to identify, monitor and manage risks and to conduct scenario analysis and stress testing. On October 21st, the Group announced interim and net zero targets for four key carbon intensive sectors which are a key milestone in its broader Sustainability Strategy and in ensuring the resilience of its balance sheet to climate-related transition risks. Both rapidly changing regulatory as well as stakeholder demands, combined with significant focus by stakeholders, may materially affect the Group’s businesses if it fails to adopt such demands or appropriately implement its strategic plans.

Opportunities

Should economic conditions such as GDP growth, levels of unemployment, the interest rate environment or competitive conditions in the financial services industry improve beyond currently forecasted levels, this could result in higher revenues that may only be partially offset by additional costs, thus improving the Group’s ability to meet its financial targets. At the same time, higher inflation, interest rate levels and market volatility could present a number of opportunities, such as increased revenues from higher trading flows amid private, corporate and institutional customers repositioning their portfolios, higher net interest income as well as higher margins on lending across the Group’s balance sheet. The third quarter continued to see Net Interest Margins improve across the group, supported by increases in EUR and USD rates, while trading revenues benefitted from higher customer flows in volatile market conditions.

By focusing on and investing in Deutsche Bank’s areas of core strengths, the implementation of its strategy may create further opportunities if implemented to a greater extent or under more favorable conditions than anticipated. This includes the potential to gain additional market share across key products, supported by increased client engagement on the back of its improved credit ratings. If businesses and processes improve beyond their planned assumptions and cost efficiencies can be realized sooner or to a greater extent than forecasted, this could also positively impact the Group’s results of operations. The progress could be further stimulated if markets continue to react favorably to its ongoing transformation efforts, its rating upgrades and sustained revenue performance. This could in turn reduce funding costs and further amplify the Bank’s profitability.

Deutsche Bank	Risk information
Earnings Report as of September 30, 2022

Risk information

Key risk metrics

The following section provides qualitative and quantitative disclosures about credit, market, liquidity and other risk metrics and its developments within the nine months ended September 30, 2022. Disclosures according to Pillar 3 of the Basel III Capital Framework, which are implemented in the European Union by the Capital Requirements Regulation (CRR) and supported by EBA Implementing Technical Standards or the EBA Guideline, will be published in the Group’s separate Pillar 3 report.

European Regulation (EU) 2019/876 and Directive (EU) 2019/878 introduced amendments to the CRR/CRD with various changes to the regulatory framework that became applicable on June 30, 2021: A new standardized approach for counterparty credit risk (SA-CCR) was introduced that replaces the mark-to-market method to determine the exposure value for derivatives that are not in scope of the internal model method. In addition, a new framework to determine the risk weight for banking book investments in collective investment undertakings and default fund contributions to central counterparties was introduced. Moreover, a minimum regulatory leverage ratio of 3% is determined as the ratio of Tier 1 capital and the regulatory leverage exposure. In addition, a minimum Net Stable Funding Ratio (NSFR) of 100% was introduced that requires banks to maintain a stable funding profile in relation to its on and off balance sheet exposures.

In the third quarter of 2021, the Group introduced the new definition of default, which consists of two EBA guidelines. One guideline comprises an EBA technical standard regarding the materiality threshold for credit obligations past due (implemented with ECB regulation (EU) 2018/1845) and the second guideline covers the application of the definition of default. Both of these new requirements are jointly referred to below as the new Definition of Default (nDoD), after the ECB’s approval was received in August 2021. The nDoD replaced the default definition under Basel II and is applied to all key risk metrics throughout the Earnings Report including as a trigger of Stage 3.

Since June 30, 2020, the Group applies the transitional arrangements in relation to IFRS 9 as provided in the current CRR/CRD for all CET1 measures. For additional details on the Group’s Regulatory Framework, information on key risk categories and on the management of its material risks, please refer to the Annual Report 2021 under the chapter “Risk report”.

Deutsche Bank	Risk information
Earnings Report as of September 30, 2022

The following selected key risk ratios and corresponding metrics form part of the bank’s holistic risk management across individual risk types. The Common Equity Tier 1 ratio (CET 1), Economic Capital Adequacy (ECA) Ratio, Leverage ratio (LR), Total Loss Absorbing Capacity (TLAC), Minimum Requirement for Own Funds and Eligible Liabilities (MREL), Liquidity Coverage Ratio (LCR) and Stressed Net Liquidity Position (sNLP) serve as high-level metrics and are fully integrated across strategic planning, risk appetite framework, stress testing (except LCR, TLAC and MREL) and recovery and resolution planning practices, which are reviewed and approved by the Management Board at least annually. Going forward, the newly introduced Net Stable Funding Ratio (NSFR) will also form part of the Group’s holistic risk management approach.

Common Equity Tier 1 ratio
30.9.2022	13.3%
31.12.2021	13.2%

Economic capital adequacy ratio
30.9.2022	231%
31.12.2021	206%

Leverage ratio
30.9.2022	4.3%1 3
31.12.2021 (fully loaded)	4.9%[2]

Total loss absorbing capacity (TLAC)
30.9.2022 (Risk Weighted Asset based)	32.12%
30.9.2022 (Leverage Exposure based)	9.05%
31.12.2021 (Risk Weighted Asset based)	31.03%
31.12.2021 (Leverage Exposure based)	9.70%

Liquidity coverage ratio (LCR)
30.9.2022	136%
31.12.2021	133%

Total risk-weighted assets
30.9.2022	€ 369.2 bn
31.12.2021	€ 351.6 bn

Total economic capital
30.9.2022	€ 21.8 bn
31.12.2021	€ 23.5 bn

Leverage exposure
30.9.2022	€ 1,310 bn3
31.12.2021	€ 1,125 bn

Minimum requirement for own funds and eligible liabilities (MREL)
30.9.2022	34.63%
31.12.2021	32.66%

Stressed net liquidity position (sNLP)
30.9.2022	€ 41.7 bn
31.12.2021	€ 43.3 bn4

Net Stable Funding Ratio (NSFR)
30.9.2022	116%
31.12.2021	121%

1 Starting with first quarter of 2022 leverage numbers are presented as reported as the fully loaded definition has been eliminated as resulting only in an immaterial difference.

2 Comparative information for earlier periods is based on Deutsche Bank’s earlier fully loaded definition.

3 Since April 1, 2022 Deutsche Bank no longer excludes certain central bank exposures (amounting to € 99 billion as of December 31, 2021), based on Article 429a (1) (n) CRR and the ECB Decision 2021/1074 as this temporary exemption during the COVID-19 pandemic ended on March 31, 2022. Not applying the temporary exclusion of certain central bank exposures the leverage exposure was € 1,223 billion as of December 31, 2021, corresponding to a leverage ratio of 4.5%.

4 December 31, 2021 sNLP has been updated from € 47.6 billion to € 43.3 billion.

Deutsche Bank	Risk information
Earnings Report as of September 30, 2022

Risk-weighted assets

Risk-weighted assets by risk type and business division

	Sep 30, 2022
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total
Credit risk	71,045	98,879	79,084	9,602	3,688	18,082	280,380
Settlement risk	0	85	0	0	0	24	110
Credit valuation adjustment (CVA)	34	4,583	108	2	797	62	5,586
Market risk	230	17,022	64	34	995	6,322	24,667
Operational risk	5,272	23,499	7,442	3,414	18,839	0	58,467
Total	76,582	144,068	86,698	13,053	24,319	24,490	369,210

	Dec 31, 2021
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total
Credit risk	59,588	93,125	77,632	11,017	5,426	16,964	263,752
Settlement risk	0	1	0	0	10	49	60
Credit valuation adjustment (CVA)	120	4,879	167	9	1,098	55	6,327
Market risk	128	17,565	40	33	1,293	715	19,773
Operational risk	5,571	25,031	7,527	3,357	20,232	0	61,718
Total	65,406	140,600	85,366	14,415	28,059	17,783	351,629

The RWA of Deutsche Bank were € 369.2 billion as of September 30, 2022, compared to € 351.6 billion at the end of 2021. The increase of € 17.6 billion was driven by credit risk RWA and market risk RWA, which was partially offset by operational risk RWA and RWA for Credit Valuation Adjustments (CVA). The increase in credit risk RWA by € 16.6 billion was primarily driven by € 14.6 billion from foreign exchange movements, ECB mandated model adjustments and other methodological updates, impacts on the back of market uncertainties and business growth within the Investment Bank, Private Bank and Corporate Bank. This was partially offset by RWA decreases within the Capital Release Unit and Asset Management as well as an updated treatment for hedged exposures and equity investments. Higher market risk RWA by € 4.9 billion was primarily driven by increases in the VaR and SVaR components through a combination of a higher Capital Multiplier, following Backtesting outliers and higher VaR due to more volatile data in the last one year window. The operational risk RWA reduction of € 3.3 billion was mainly driven by a more favorable development of Deutsche Bank´s internal loss profile feeding into the capital model. CVA RWA reduced by € 0.7 billion mainly driven by model refinements.

Deutsche Bank	Risk information
Earnings Report as of September 30, 2022

CET 1 capital reconciliation to shareholders equity

in € m.	Sep 30, 2022	Dec 31, 2021
Total shareholders’ equity per accounting balance sheet (IASB IFRS)	61,717	58,096
Difference between equity per IASB IFRS / EU IFRS³	3	(68)
Total shareholders’ equity per accounting balance sheet (EU IFRS)	61,721	58,027
Deconsolidation/Consolidation of entities	265	265
Of which:
Additional paid-in capital	0	0
Retained earnings	265	265
Accumulated other comprehensive income (loss), net of tax	0	0
Total shareholders’ equity per regulatory balance sheet	61,985	58,292
Minority Interests (amount allowed in consolidated CET 1)	1,049	910
AT1 coupon and shareholder dividend deduction[1]	(862)	(987)
Capital instruments not eligible under CET 1 as per CRR 28(1)	(22)	0
Common Equity Tier 1 (CET 1) capital before regulatory adjustments	62,151	58,215
Prudential filters	(1,964)	(1,825)
Of which:
Additional value adjustments	(2,310)	(1,812)
Any increase in equity that results from securitized assets	(0)	0
Fair value reserves related to gains or losses on cash flow hedges and gains or losses on liabilities designated at fair value resulting from changes in own credit standing	346	(14)
Regulatory adjustments relating to unrealized gains and losses pursuant to Art. 467 and 468 CRR	0	0
Regulatory adjustments	(10,985)	(9,884)
Of which:
Goodwill and other intangible assets (net of related tax liabilities) (negative amount)	(5,275)	(4,897)
Deferred tax assets that rely on future profitability	(2,069)	(1,617)
Negative amounts resulting from the calculation of expected loss amounts	(429)	(573)
Defined benefit pension fund assets (net of related tax liabilities) (negative amount)	(1,078)	(991)
Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities	0	0
Securitization positions not included in risk-weighted assets	0	0
Other²	(2,135)	(1,805)
Common Equity Tier 1 capital	49,202	46,506

1 Interim profits are recognized subject to approval as per ECB Decision (EU) 2015/656 in accordance with the Article 26(2) of Regulation (EU) No 575/2013 (ECB/2015/4).

2 Includes capital deductions of € 1.2 billion (Dec 2021: € 1.1 billion) based on ECB guidance on irrevocable payment commitments related to the Single Resolution Fund and the Deposit Guarantee Scheme, € 1.0 billion (Dec 2021: € 0.7 billion) based on ECB's supervisory recommendation for a prudential provisioning of non-performing exposures, € 6.5 million (Dec 2021: € 17 million) resulting from minimum value commitments as per Article 36 (1)(n) of the CRR and CET 1 decrease of € 22 million (Dec 2021: € 39 million) from IFRS 9 transitional provision as per Article 473a of the CRR.

3 Differences in “equity per balance sheet” result entirely from deviations in profit (loss) after taxes due to the application of EU carve-out rules as set forth in the chapter "Basis of preparation/impact of changes in accounting principles".

As of September 30, 2022, Deutsche Bank´s CET 1 capital ratio increased to 13.33% compared to 13.23% as of December 31, 2021. The increase of 10 basis points is primarily driven by CET 1 capital, partially offset by increased RWA due to the aforementioned developments. CET 1 Capital increased by € 2.7 billion compared to year end 2021 which was mainly the result of the net profit of € 3.6 billion for the first nine months ended September 30, 2022 which was partially offset by regulatory deductions for future common share dividend and AT1 coupon payments of € 0.9 billion which is in line with the ECB Decision (EU) (2015/656) on the recognition of interim or year-end profits in CET 1 capital in accordance with the Article 26(2) of Regulation (EU) No 575/2013 (ECB/2015/4). In addition, CET 1 capital increased as a result of positive effects from Currency Translation Adjustments of € 2.3 billion net of foreign exchange counter-effects of capital deduction items of € 0.5 billion.

These positive impacts were partly offset by deductions from Equity compensation of € 0.2 billion, share buyback of € 0.3 billion, unrealized losses from financial instruments at fair value through other comprehensive income of € 1.1 billion (0.7 billion driven mainly by rising EUR & USD interest rates and 0.4 billion driven by FV loss on cash flow hedges as USD Rates went up) and increased regulatory adjustments from prudential filters of € 0.4 billion (additional value adjustments) predominantly from market price dispersions and risk profile changes. These were partially offset by a reduction resulting from the expected loss shortfall of € 0.2 billion.

Deutsche Bank	Risk information
Earnings Report as of September 30, 2022

Economic capital adequacy ratio and economic capital

The economic capital adequacy ratio was 231% as of September 30, 2022, compared to 206% as of December 31, 2021. The increase was due to higher capital supply and lower capital demand.

The economic capital demand amounted to € 21.8 billion as of September 30, 2022, compared to € 23.5 billion as of December 31, 2021. The decrease of € 1.7 billion was driven by lower economic capital demand for strategic risk, market risk and operational risk, which was partially offset by higher economic capital demand for credit risk and lower diversification benefit. The economic capital demand for strategic risk decreased by € 1.4 billion due to implementation of model enhancement for software assets and to lower tax re-determination risk and deferred tax assets on temporary differences. The economic capital demand for market risk decreased by € 1.3 billion primarily driven by lower exposures from equity compensation, interest rate risk in banking book and credit spread risk. The economic capital demand for operational risk reduced by € 0.3 billion mainly driven by a more favorable development of Deutsche Bank´s internal loss profile feeding into the capital model. The economic capital demand for credit risk increased by € 1.0 billion primarily driven by higher exposures in Deutsche Bank’s government bond portfolio. The inter-risk diversification benefit decreased by € 0.3 billion reflecting aforementioned reductions in the risk type profile.

The economic capital supply amounted to € 50.4 billion as of September 30, 2022, compared to € 48.5 billion as of December 31, 2021. The increase of € 1.9 billion was primarily driven by positive net income of € 3.6 billion, which was partly offset by higher capital deductions of € 1.8 billion from deferred tax assets, prudential filters, intangible assets, and other offsetting effects.

Leverage ratio and leverage exposure

Since April 1, 2022 Deutsche Bank no longer excludes certain central bank exposures from its leverage exposure. This temporary exemption during the COVID-19 pandemic, which was based on Article 429a (1) (n) CRR and the ECB Decision 2021/1074, ended on March 31, 2022. As a consequence, also the applicable minimum leverage ratio no longer has to be increased and is therefore at 3.0%.

As of September 30, 2022, the leverage ratio was 4.3% compared to 4.9% as of December 31, 2021. This takes into account a Tier 1 capital of € 56.5 billion over an applicable exposure measure of € 1,310 billion as of September 30, 2022 (€ 54.8 billion and € 1,125 billion as of December 31, 2021, respectively). Not applying the temporary exclusion of certain central bank exposures amounting to € 99 billion the leverage exposure was € 1,223 billion as of December 31, 2021, corresponding to a leverage ratio of 4.5%.

Not considering the temporary exclusion of certain central bank balance for December 31, 2021, in the first nine months of 2022 the leverage exposure increased by € 87 billion to € 1,310 billion, largely driven by the leverage exposure for the asset items not related to derivatives and SFTs which increased by € 58 billion. This reflects the development of the balance sheet (for additional information please refer to section “Movements in assets and liabilities” in this report): loans grew by € 28 billion and non-derivative trading assets increased by € 11 billion. Pending settlements increased by € 4 billion on a net basis - despite being € 16 billion higher on a gross basis from seasonally low year-end levels. The remaining asset items increased by € 23 billion, largely related to Held-to-collect debt securities. These increases were partly offset by cash and central bank/interbank balances which decreased by € 8 billion. Off-balance sheet leverage exposures increased by € 15 billion corresponding to higher notional amounts for irrevocable lending commitments. In addition, the leverage exposure related to derivatives increased by € 16 billion. Furthermore, SFT-related items (securities purchased under resale agreements, securities borrowed and receivables from prime brokerage) decreased by € 3 billion, in line with the development on the balance sheet.

The increase in leverage exposure in the first nine months of 2022 included a foreign exchange impact of € 65 billion, mainly due to the strengthening of the U.S. Dollar versus the Euro. The effects from foreign exchange rate movements are embedded in the movement of the leverage exposure items discussed in this section.

Deutsche Bank	Risk information
Earnings Report as of September 30, 2022

Minimum Requirement of Own Funds and Eligible Liabilities (“MREL”) and Total Loss Absorbing Capacity (“TLAC”)

MREL and TLAC

in € m. (unless stated otherwise)	Sep 30, 2022	Dec 31, 2021
Regulatory capital elements of TLAC/MREL
Common Equity Tier 1 capital (CET 1)	49,202	46,506
Additional Tier 1 (AT1) capital instruments eligible under TLAC/MREL	7,268	8,868
Tier 2 (T2) capital instruments eligible under TLAC/MREL
Tier 2 (T2) capital instruments before TLAC/MREL adjustments	10,236	7,358
Tier 2 (T2) capital instruments adjustments for TLAC/MREL	1,792	1,208
Tier 2 (T2) capital instruments eligible under TLAC/MREL	12,028	8,566
Total regulatory capital elements of TLAC/MREL	68,498	63,941

Other elements of TLAC/MREL
Senior non-preferred plain vanilla	50,087	45,153
Holdings of eligible liabilities instruments of other G-SIIs (TLAC only)	0	–
Total Loss Absorbing Capacity (TLAC)	118,585	109,094
Add back of holdings of eligible liabilities instruments of other G-SIIs (TLAC only)	0	0
Available Own Funds and subordinated Eligible Liabilities (subordinated MREL)	118,585	109,094
Senior preferred plain vanilla	6,550	5,759
Senior preferred structured products	2,738	0
Available Minimum Own Funds and Eligible Liabilities (MREL)	127,873	114,853

Risk Weighted Assets (RWA)	369,210	351,629
Leverage Ratio Exposure (LRE)	1,309,900	1,124,670

TLAC ratio
TLAC ratio (as percentage of RWA)	32.12	31.03
TLAC requirement (as percentage of RWA)	22.53	20.53
TLAC ratio (as percentage of Leverage Exposure)	9.05	9.70
TLAC requirement (as percentage of Leverage Exposure)	6.75	6.00
TLAC surplus over RWA requirement	35,404	36,919
TLAC surplus over LRE requirement	30,167	41,614

MREL subordination
MREL subordination ratio¹	32.12	31.03
MREL subordination requirement¹	24.81	24.79
Surplus over MREL subordination requirement	26,982	21,909

MREL ratio
MREL ratio¹	34.63	32.66
MREL requirement¹	29.42	28.58
MREL surplus over requirement	19,250	14,372

1 As percentage of RWA (requirement including the combined buffer requirement).

MREL ratio development

As of September 30, 2022, available MREL were € 127.9 billion, corresponding to a ratio of 34.63% of RWA. This means that Deutsche Bank has a comfortable MREL surplus of € 19.2 billion above the Group’s MREL requirement of € 108.6 billion (i.e. 29.42% of RWA including combined buffer requirement). € 118.6 billion of the Group’s available MREL were own funds and subordinated liabilities, corresponding to a MREL subordination ratio of 32.12% of RWA and 9.05% of LRE, a buffer of € 26.8 billion over the Group’s subordination requirement of € 91.8 billion (i.e. 7.01% of LRE). Compared to December 31, 2021 higher MREL and subordinated MREL was not fully offset by the impact from higher RWA and higher requirements which has led to higher MREL and subordinated MREL surpluses. For MREL, the first time inclusion of certain MREL eligible structured notes also contributed to the increase.

TLAC ratio development

As of September 30, 2022, TLAC was € 118.6 billion and the corresponding TLAC ratios were 32.12% of RWA and 9.05% of LRE. This means that Deutsche Bank has a comfortable TLAC surplus of € 30.2 billion over its TLAC requirement of € 88.4 billion (6.75% of LRE). Higher requirements applicable starting 1 January 2022 have led to a lower surplus compared to December 31, 2021.

Deutsche Bank	Risk information
Earnings Report as of September 30, 2022

Liquidity coverage ratio

The Group’s Liquidity Coverage Ratio (LCR) was 136% as of September 30, 2022, or € 60 billion of excess over the regulatory minimum of 100%. This compares to 133%, or € 52 billion of excess liquidity at December 31, 2021. The increase is primarily driven by increase in capital market issuances and wholesale funding partially offset by loan and facilities growth.

Stressed net liquidity position

The Group's internal eight week stressed Net Liquidity Position (sNLP) decreased to € 41.7 billion as of September 30, 2022 from € 43.3 billion as of December 31, 2021, which was updated from € 47.6 billion as previously reported. This was primarily driven by model changes partially offset by business portfolio movements.

Net Stable Funding Ratio

The Net Stable Funding Ratio (NSFR) requires banks to maintain a stable funding profile in relation to their on- and off-balance sheet activities. The ratio is defined as the amount of Available Stable Funding (the portion of capital and liabilities expected to be a stable source of funding), relative to the amount of Required Stable Funding (a function of the liquidity characteristics of various assets held). The NSFR as of September 30, 2022, was 116% or a surplus over requirements of € 85 billion.

IFRS 9 Impairment

Model overview

During the nine months ended September 30, 2022, the Group continued to apply the same IFRS 9 Impairment model as disclosed in Deutsche Bank’s Annual Report 2021. On an ongoing basis and as part of the Group’s overall control and governance framework, the Group assesses at each reporting period whether any overlays to its IFRS 9 model are required. This model monitoring framework considers whether there are risks not captured in the model, such as a sudden change in the macroeconomic environment, and identifies any model limitations or routine model enhancements that have not yet been fully reflected. Overall, the model monitoring framework ensures that the Group reports management’s best estimate of its expected credit losses at each reporting date.

Forward-looking information

The tables below contain the macroeconomic variables (MEV) included in the application of forward-looking information in its IFRS 9 model as of September 30, 2022 and as of December 31, 2021.

Macroeconomic variables applied

	as of September 2022¹ ²
	Year 1 (4 quarter avg)	Year 2 (4 quarter avg)
Commodity - Gold	1,828.28	1,840.75
Commodity - WTI	98.44	88.96
Credit - CDX Emerging Markets	343.01	336.56
Credit - CDX High Yield	536.08	552.59
Credit - CDX IG	89.33	90.39
Credit - High Yield Index	5.16	5.31
Credit - ITX Europe 125	110.62	108.23
Equity - MSCI Asia	1,304	1,315
Equity - Nikkei	28,333	29,094
Equity - S&P500	4,124	4,222
GDP - Developing Asia	3.34%	5.27%
GDP - Emerging Markets	2.86%	4.49%
GDP - Eurozone	1.87%	0.51%
GDP - Germany	(0.18)%	1.16%
GDP - Italy	0.61%	0.86%
GDP - USA	0.73%	1.11%
Real Estate Prices - US CRE Index	354.27	361.94
Unemployment - Eurozone	6.94%	7.09%
Unemployment - Germany	3.04%	3.11%
Unemployment - Italy	8.26%	8.44%
Unemployment - Japan	2.57%	2.46%
Unemployment - Spain	12.85%	12.73%
Unemployment - USA	3.84%	4.39%

1 MEV as of 21 September 2022

2 Year 1 equals third quarter of 2022 to second quarter of 2023, Year 2 equals third quarter of 2023 to second quarter of 2024

Deutsche Bank	Risk information
Earnings Report as of September 30, 2022

	as of December 2021¹ ²
	Year 1 (4 quarter avg)	Year 2 (4 quarter avg)
Commodity - Gold	1,764.58	1,696.51
Commodity - WTI	73.19	68.21
Credit - CDX Emerging Markets	231.80	268.64
Credit - CDX High Yield	353.42	399.62
Credit - CDX IG	59.53	63.98
Credit - High Yield Index	3.95	4.46
Credit - ITX Europe 125	61.37	69.93
Equity - MSCI Asia	1,543	1,514
Equity - Nikkei	29,673	30,764
Equity - S&P500	4,777	5,033
GDP - Developing Asia	3.78%	6.26%
GDP - Emerging Markets	3.72%	5.38%
GDP - Eurozone	4.67%	2.91%
GDP - Germany	3.35%	2.86%
GDP - Italy	5.17%	2.33%
GDP - USA	4.46%	2.79%
Real Estate Prices - US CRE Index	348.86	377.26
Unemployment - Eurozone	7.41%	7.07%
Unemployment - Germany	3.13%	2.83%
Unemployment - Italy	9.18%	8.92%
Unemployment - Japan	2.73%	2.53%
Unemployment - Spain	14.26%	13.66%
Unemployment - USA	4.05%	3.68%

1 MEV as of 31 December 2021; MEV outside the calibrated range were adjusted either in the model or via a management overlay as discussed further below

2 Year 1 equals fourth quarter of 2021 to third quarter of 2022, Year 2 equals fourth quarter of 2022 to third quarter of 2023

Overlays applied to the IFRS 9 model output

Development of overlays from December 31, 2021 to September 30, 2022

in € m. (unless stated otherwise)		Overlays as of Dec 31, 2021	Changes in the first half of 2022	Changes in the third quarter 2022	Overlays as of Sep 30, 2022
Overlay description	Impact on
Construction Risk following increased prices for building materials	Mortgage portfolios in the Private Bank in Stage 1 and 2	15	(15)	0	0
Model calibration (MEV outside calibrated range of the FLI model)	Financial assets in Stage 1 and 2	56	(56)	0	0
Recalibrations required due to the new Definition of Default	Financial assets primarily in the Private Bank in Stage 3	(57)	(35)	0	(92)
Uncertainty related to Russia/Ukraine¹	All financial assets in Stage 1 and 2	0	83	(83)	0
Model calibration (WTI oil price Index disabled for one portfolio)	Financial assets in Stage 1 and 2 in the Investment Bank	0	39	(12)	27
Total		14	16	(95)	(65)

1 The overlay recorded with regards to the uncertainty related to Russia/Ukraine in the first quarter of 2022 in the amount of € 44 million was released in the second quarter 2022

The Group applied the following overlays to its IFRS 9 model output as of December 31, 2021 until the end of September 2022.

Construction Risk following increased prices for building materials

The Group decided to release the € 15 million overlay, which addressed the risk of budget overruns and delays due to unavailable or significantly more expensive building materials and resulted in an increase in the Group’s allowance for credit losses at the end of 2021. This overlay, which was released in the first quarter 2022, was recorded against approved, but not yet fully funded mortgage loans that related to constructing or remodeling properties in Germany. At the end of the first quarter 2022, most impacted borrowers were able to finish the construction of their homes in line with the amounts approved for funding and therefore the IFRS 9 model adequately reflects the credit risk on the funded mortgages. For new mortgages, the construction risk is already included as part of the lending criteria and therefore no further overlay is required.

Deutsche Bank	Risk information
Earnings Report as of September 30, 2022

Model calibration (MEV outside the calibrated range)

The Group applied a management overlay to address the model uncertainty associated with extreme year on year MEV projections throughout the COVID-19 pandemic, in particular GDPs, which were identified as being outside the calibrated range of the FLI model. Since the model was not calibrated based on such extreme MEV movements, it was management’s view that the model underestimated expected credit losses in such situations. As of December 31, 2021, the overlay was € 56 million and as the MEV’s moved into the calibrated range by the end of second quarter 2022, € 16 million of the overlay was released in first quarter 2022 and the remaining € 40 million was fully released in second quarter 2022. The releases resulted in a decrease of the Group’s allowance for credit losses.

Recalibrations required due to the new Definition of Default

In the third quarter of 2021, the Group implemented the new Definition of Default which is the trigger for Stage 3 in the Group’s IFRS 9 framework. The implementation of the new Definition of Default mainly affected the Private Bank, where the Stage 3 population in the homogeneous portfolios increased. As an adjustment in the Definition of Default is not expected to materially change the total loss expectation related to these portfolios, management is of the view that this change resulted in an overstatement of Stage 3 provisions and did not reflect management’s loss expectations for the impacted portfolios as the Loss Given Default (LGD) parameter had not yet been updated in the model. The LGD settings are reviewed on an annual basis with independent validation performed by the Model Risk Management function. The next recalibration was envisaged to occur in the second half of 2022 but has been rescheduled to the second half of 2023 as additional empirical data is needed for the statistical recalibration. Consequently the overlay will continue to be recorded until the recalibration is completed. The estimate of the recalibration effect has been refined in the first quarter 2022 and was increased to € 92 million and has not changed since then. The € 92 million overlay results in a decrease in the Group’s allowance for credit losses but is an offset to the overstatement of Stage 3 provisions calculated due to the new Definition of Default and is unchanged versus the second quarter 2022.

Uncertainty related to Russia/Ukraine

In the first quarter 2022, the Group introduced a management overlay amounting to € 44 million which was specific to the overall uncertainty associated with the economic outlook because of the war in Ukraine. During the second quarter 2022, the MEVs deteriorated as they reflected the impact of the war in Ukraine which in turn resulted in an increased level of allowance for credit losses being recorded. Since the uncertainty that existed at the end of the first quarter was appropriately considered in the model via the MEVs forecasts available as of June 21, 2022, the overlay was released.

Towards the end of June 2022, the macro-economic outlook weakened further. The main reason was the growing concerns over the gas supply from Russia to Europe (Germany in particular), as well as market expectation of significantly more aggressive monetary tightening in the U.S. and other markets to combat persistent inflation. Both developments accelerated in late June and due to the timing could not have been reflected appropriately in the consensus forecast used for second quarter 2022. Therefore, management recorded an overlay to increase the allowance for credit losses by € 83 million. Since the uncertainty that existed at the end of the second quarter is now reflected in the MEV forecasts included in the ECL model, the overlay has been released.

During the third quarter 2022, the Group carefully monitored the geopolitical and economic developments. In particular, it observed the suspension of Russian gas to Germany via the Nord Stream 1 pipeline in early September and then the attacks on the Nord Stream 1 and Nord Stream 2 pipelines in late September. The initial suspension of Russian gas is viewed to be incorporated into the consensus forecasts included in the ECL model as of September 30, 2022 and the attacks on Nord Stream 1 and Nord Stream 2 had limited impact on MEVs as the gas supply was already suspended since early September.

The Group also noted consensus data published in October 2022 improved slightly for 2022 and slightly softened by a small amount for 2023, but these movements in MEVs had an immaterial impact on forward looking information. In addition, the Group also noted consensus forecasts remain conservative compared to the World Economic Outlook of the International Monetary Fund as published in October 2022.

Deutsche Bank	Risk information
Earnings Report as of September 30, 2022

Model calibration (WTI oil price Index)

The Group introduced a management overlay to address methodological considerations related to the incorporation of forward-looking information for oil prices in the ECL calculation. In the past, increases in oil prices were typically demand driven and reflective of a positive economic environment, which is why the IFRS 9 model was designed to release ECL provisions in this scenario. However, the increase in oil prices in first quarter 2022 was driven by expected supply risks and associated geopolitical developments because of the war in Ukraine and a worsening economic environment. Although higher oil prices tend to always have a positive effect on industries such as oil and gas producers, higher oil prices driven by supply issues generally have a negative impact on many other industries and portfolios. Therefore, an overlay was recorded in the amount of € 42 million for the period ended March 31, 2022 to reflect the worsening economic conditions and reverse the release of provisions based on the increase in the WTI Oil price Index. The overlay was reduced to € 39 million for the period ended June 30, 2022 and further to € 27 million for the period ended September 30, 2022. The overlay at each reporting period increased the Group’s allowance for credit losses.

Risk Management continues to perform its regular measures to early identify and assess evolving risks, especially in the current stressed geopolitical and economic situation. These measures, which include key customer reviews and interviews, analyses of key industries and various portfolio analysis did not reveal any additional downside risks or upside potential which are not reflected in the IFRS 9 model and require an overlay to the ECL model as of September 30, 2022.

Considering the remaining overlays, the IFRS 9 provision reflects management’s best estimate of its expected credit losses at the end of the third quarter 2022.

Model sensitivity

The sensitivity of the ECL model with respect to potential changes in projections for key MEVs is shown in the tables below, which provides ECL impacts for Stages 1 and 2 from one sigma downward and upward shifts applied separately to each group of MEV as of September 30, 2022 and December 31, 2021. A sigma shift is a standard deviation used in statistics and probability calculations and is a measure of the dispersion of the values of a random variable. Each of these groups consists of MEVs from the same category:

  – GDP growth rates: includes USA, Eurozone, Germany, Italy, Developing Asia, Emerging Markets
  – Unemployment rates: includes USA, Eurozone, Germany, Italy, Japan, Spain
  – Equities: S&P500, Nikkei, MSCI Asia
  – Credit spreads: ITX Europe 125, High Yield Index, CDX IG, CDX High Yield, CDX Emerging Markets
  – Real Estate: Commercial Real Estate Price Index
  – Commodities: WTI oil price, Gold price

The sensitivity analysis below only includes the impact of the aggregated MEV group (i.e. potential correlation between different MEV groups or the impact of management overlays is not taken into consideration). Due to the continued economic uncertainty from the effects of the war in Ukraine, Russia ceasing gas supplies to Europe, and tightening monetary policy by central banks, the MEVs have deteriorated as of September 30, 2022 compared to December 31, 2021. Since the MEV’s have significantly deteriorated over the past nine months and ECL’s have increased, the sensitivity impact is consequently higher in the third quarter compared to year end.

ECLs for Stage 3 are not affected and not reflected in the following tables as its calculation is independent of the macroeconomic scenarios.

Model sensitivity

	Sep 30, 2022
	Upward sensitivity		Downward sensitivity
	Upward shift	ECL impact in €	Downward shift	ECL impact in €
GDP growth rates	1pp	(87.1)	(1)pp	110.8
Unemployment rates	(0.5)pp	(43.0)	0.5pp	64.1
Real estate prices	5%	(5.3)	(5)%	5.6
Equities	10%	(14.2)	(10)%	17.4
Credit spreads	(40)%	(51.3)	40%	62.4
Commodities¹	10%	(18.7)	(10)%	19.3

1 The sign of the shift applies to oil prices changes. Gold price changes have the opposite sign

Deutsche Bank	Risk information
Earnings Report as of September 30, 2022

	December 31, 2021
	Upward sensitivity		Downward sensitivity
	Upward shift	ECL impact in €	Downward shift	ECL impact in €
GDP growth rates	1pp	(49.4)	(1)pp	55.5
Unemployment rates	(0.5)pp	(23.8)	0.5pp	25.4
Real estate prices	5%	(3.9)	(5)%	4.2
Equities	10%	(7.2)	(10)%	9.4
Credit spreads	(40)%	(20.9)	40%	23.5
Commodities¹	10%	(15.0)	(10)%	16.2

1 The sign of the shift applies to oil prices changes. Gold price changes have the opposite sign

At the end of the second quarter 2022, the Group provided information on the potential downside impact if Russia stopped all gas deliveries to Europe. The subsequent stoppage of Russia gas supplies to Europe via the Nord Stream 1 pipeline has, in combination with ongoing inflationary and interest rate pressures, led to a further deterioration in economic activity and financial market conditions which the Group deems to be reflected in the MEV forecasts included in the ECL model as of September 30, 2022 based on our monitoring and analysis described above. Despite Russia stopping gas supplies, Germany and other major European countries have continued to build gas supplies ahead of schedule and several governments have announced support measures for businesses and households.

Irrespective of the assessment of the MEV forecasts included in the ECL model as of September 30, 2022, the Group also continues to consider a variety of scenarios to assess a downside impact should the cessation of Russia gas supplies to Europe lead to a sharper than expected economic slowdown and the emergence of more widespread defaults across European corporate and household exposures. Based on such factors, the Group continues to estimate that such an event would potentially result in additional allowances for credit losses of up to approximately 20 basis points. If the downside scenario were to materialize, it would be expected to impact the ECL provision over an eighteen-month period as forward-looking indicators reflect the deteriorating environment in the scenario, credit rating downgrades are applied, and ultimately Stage 3 impairment events would take place. It is important to emphasize this is only an estimate and is dependent upon many uncertainties and does not explicitly include any factors such as government support, which could significantly impact the actual expected credit losses if such an event were to occur.

IFRS 9 Model results

In the first nine months of 2022, provision for credit losses was € 875 million, which is significantly higher than the € 261 million recorded for the same period in 2021 and is reflecting a deterioration of the macroeconomic environment following the war in Ukraine and increased number of impairment events in a less benign macroeconomic environment. This includes € 126 million related to clients in Russia and the Ukraine. For the third quarter, the Group reported elevated credit loss provisions of € 350 million versus € 233 million in the second quarter of 2022. The quarter over quarter increase was mainly driven by higher impairment events, but without showing material emerging trends. In particular a direct impact of higher energy prices on Stage 3 provisions did not yet become visible but affected the overall provisioning levels via a more pronounced forward-looking information Stage 1 and 2 charge reflecting the current macroeconomic outlook and improved portfolio parameters.

In regard to the Business Divisions, the Corporate Bank recorded loan loss provisions of € 75 million in the third quarter of 2022 versus a € 10 million release in the third quarter of 2021. The year over year increase was primarily driven by a low number of idiosyncratic events and a very benign development of provisions in the previous year’s period. The Investment Bank recorded € 132 million credit loss provisions in the third quarter of 2022 versus € 37 million in the third quarter of 2021. The increase was mainly driven by an increased number of new impairments, whilst the prior year’s quarter benefitted from a low number of impairment events which were largely mitigated by Stage 3 releases. The Private Bank recorded credit loss provisions of € 161 million in the third quarter of 2022 versus € 92 million reported in the third quarter of 2021, which was benefitting from a release of a management overlay related to moratoria.

Deutsche Bank	Risk information
Earnings Report as of September 30, 2022

Exposure to Russia

One of management’s key focus areas in the first nine months of 2022 was the identification and assessment of direct and indirect impacts from the war in Ukraine. Since 2014, the Group has significantly reduced its footprint in Russia due to the heightened risk of sanctions and potential countermeasures. The Bank has continued to reduce its risk positions through the first nine months of 2022 as a result of active exposure management, client repayments and roll-offs from guarantees.

As of September 30, 2022, the Group’s loan exposure to Russia amounted to € 1.0 billion on a gross basis (€ 1.4 billion as of December 31, 2021), which represents approximately 0.2% of the total loan book (0.3% as of December 31, 2021). On a net basis, after risk mitigants such as Export Credit Agency (“ECA”) insurance and Private Risk Insurance (“PRI”), the loan exposure amounted to € 0.5 billion (€ 0.6 billion as of December 31, 2021). Additional undrawn commitments amounted to € 0.2 billion (€ 1.0 billion as of December 31, 2021) and are subject to ECA coverage and contractual drawdown protection. The majority of loan exposure relates to large Russian companies with material operations and cash-flow outside of Russia. Loans may be provided onshore by DB Moscow, or offshore by other Group entities outside of Russia. In addition, the wealth management business has offshore loans to counterparties with a Russian nexus, collateralized in line with the Group’s policies.

As of September 30, 2022, the Group had € 0.1 billion contingent exposure to Russia via written financial and trade guarantees (€ 0.5 billion as of December 31, 2021). Residual derivative exposures to Russia are small as all major positions have been unwound with the Group being a net payer on a mark-to-market basis.

The Bank’s overall net loan exposure to Ukraine is less than € 0.1 billion as of September 30, 2022 and December 31, 2021.

The broader geopolitical implications of the war in Ukraine remain uncertain, which has led to a further deterioration in the economic outlook and rising inflationary pressures. The Group has assessed the impacts of the war and its economic consequences on inputs to Deutsche Bank’s IFRS 9 model and released the overlays recorded in the first half of 2022 which addressed the increased uncertainty at that time, which are now reflected in the MEVs feeding the IFRS 9 model. These overlays are described in more detail in the section “Overlays applied to IFRS 9 model output”.

Some of the aforementioned factors have resulted in immediate portfolio impacts in the first nine months of 2022, including negative rating migration on Russian names, resulting in higher credit risk weighted assets, as well as moderate increases in provisions for credit losses and higher impacts from prudential valuation. More broadly, in instances where there is a concern that counterparty credit quality has deteriorated or appears likely to deteriorate, the respective exposure has been placed on the “watchlist” and included in Stage 2. The objective of this early warning system is to address potential problems while adequate options for action are still available. As of September 30, 2022, beyond Russian names which have been added to the watchlist, the Group has not observed any material structural credit deterioration across other portfolios or industries related to Russia.

The following table provides an overview of total Russian exposures, including overnight deposits with the Central Bank of Russia in the amount of € 1.2 billion as of September 30, 2022 (€ 0.5 billion as of December 31, 2021) and other receivables, which are subject to IFRS 9 impairment, and correspondent allowance for credit losses by stages as of September 30, 2022 and December 31, 2021.

Breakdown of total exposure and allowance for credit losses by stages

	Sep 30, 2022			Dec 31, 2021
in € m.	Total Exposure	Allowance for Credit Losses[1]	Total collateral and guarantees	Total Exposure	Allowance for Credit Losses[1]	Total collateral and guarantees
Stage 1	384	0	96	3,198	1	648
Stage 2	1,953	15	720	332	2	263
Stage 3	297	61	134	3	0	2
Total	2,634	76	950	3,534	3	913

1 Allowance for credit losses do not include allowance for country risk amounting to € 11 million as of September 30, 2022 and € 0 million as of December 31, 2021

Total Exposure of € 2.6 billion consists of above mentioned € 1.0 billion loan exposure to Russia, € 0.2 billion of undrawn commitments and € 1.2 billion of unsecured overnight deposits in Rubles with the Central Bank of Russia (which continues to be reflected in Stage 2 as of September 30, 2022); the residual unsecured exposure, excluding the unsecured overnight deposits in Rubles with the Central Bank of Russia, is mainly driven by undrawn commitments which are subject to ECA coverage and contractual drawdown protection.

Deutsche Bank	Risk information
Earnings Report as of September 30, 2022

Market Risk

The Group has managed its market risk to Russia by performing regular risk assessments of its risk profile. To mitigate a broader contagion risk, action was taken in second quarter of 2022 to reduce direct exposure prior to and immediately after events unfolded. This was achieved by entering into additional hedges and selective de-risking. The Group continues to closely monitor the situation by performing further contagion stress testing on different scenarios. On September 12, 2022 Russia CDS auction was completed and the recovery rate was set at 56% with the settlement process completed on September 23, 2022. As of September 30, 2022, DB continues to maintain overall low levels of direct market risk exposure to Russia.

Russian operations

The Group has an operating subsidiary in Russia, OOO "Deutsche Bank" (DB Moscow), which provides corporate banking services to local subsidiaries of international companies. As of September 30, 2022, the Group’s total capital position in Russia was € 0.4 billion (€ 0.2 billion as of December 31, 2021), with the foreign currency risk being actively managed and approximately 65% hedged as of September 30, 2022 (approximately 80% as of December 31, 2021). Total assets of DB Moscow amounted to € 1.9 billion (€ 1.5 billion as of December 31, 2021), of which approximately € 1.2 billion (Russian Ruble equivalent, € 0.5 billion as of December 31, 2021) was deposited with the Central Bank in Russia. DB Moscow does not require cross-border funding and local operations are fully self-funded.

The Group also operates a technology service centre in Russia, OOO Deutsche Bank TechCentre (DBTC), which is one of several technology centers around the world. DBTC is focused on delivering “change-the-bank” activities for the Investment Bank and Corporate Bank. The Group continues to de-risk its operations in DBTC by reassigning tasks to other technology centers around the world. The Group have stress-tested the ability of the bank’s other technology centers around the world, including in Asia, to cover the Russian service center’s development capabilities. There is no data or code maintained in the Russian TechCentre.

The Group established its next Technology Centre in Berlin, Germany. The center will primarily support the ambitions of the Investment Bank and Corporate Bank through application development and the integration of new technologies. While the Group will continue to grow the Berlin Technology Centre with local hires, there has also been transfers of resources from its Tech Centre in Russia to Berlin as it consolidates the hub for Artificial Intelligence and Machine Learning expertise, which represents a key opportunity for the Group to create significant value for its clients and further enhance the efficient running of its operations.

The Group has accrued for the committed relocation costs of certain resources from DBTC.

Compliance and Anti Financial Crime risks

The Group continues to rapidly adapt to the sanctions landscape that has and continues to evolve after the invasion of Ukraine. After the implementation of sanctions, the Bank has reacted with several actions including but not limited to prompt updates of the Bank’s relevant lists for Name List Screening and Transaction Filtering, the formulation and dissemination of guidance to the businesses, engagement with governmental bodies on interpretive issues and the seeking of special licenses to allow for orderly wind-downs of open positions. The AFC function, and specifically its Sanctions & Embargoes department, plays a crucial role in the current situation given the rapidly changing regulatory environment and provides, where needed, up-to-date guidance to the businesses.

Deutsche Bank	Risk information
Earnings Report as of September 30, 2022

Measures in context of COVID-19 pandemic

Legislative and non-legislative moratoria and public guarantee schemes in light of COVID-19 pandemic

In 2020, the European Banking Association (EBA) issued a “Statement on the application of the prudential framework regarding Default, Forbearance and IFRS 9 in light of COVID-19 measures”, along with guidance on legislative and non-legislative moratoria. For additional details on the Statement and guidelines issued by EBA, see Deutsche Bank’s “IFRS 9 – Application of EBA guidance regarding Default, Forbearance and legislative and non-legislative moratoria and public guarantee schemes in light of COVID-19 Pandemic” in Deutsche Bank’s Annual Report 2021.

The following table provides an overview of expired loans and advances subject to EBA-compliant moratoria, loans and advances subject to COVID-19 related forbearance measures and newly originated loans and advances subject to a public guarantee scheme in the context of the COVID-19 pandemic as of September 30, 2022 and December 31, 2021.

Breakdown of COVID-19 related measures by stages

	Sep 30, 2022
	Legislative and non-legislative Moratoria		COVID-19 related forbearance measures		Public guarantee schemes
in € m.	Gross Carrying Amount	Expected Credit Losses	Gross Carrying Amount	Expected Credit Losses	Gross Carrying Amount	Expected Credit Losses
Stage 1	4,558	(6)	2,036	(3)	2,416	(3)
Stage 2	1,158	(23)	1,215	(20)	835	(9)
Stage 3	559	(154)	388	(77)	141	(30)
Total	6,276	(184)	3,639	(100)	3,393	(42)

	Dec 31, 2021
	Legislative and non-legislative Moratoria		COVID-19 related forbearance measures		Public guarantee schemes
in € m.	Gross Carrying Amount	Expected Credit Losses	Gross Carrying Amount	Expected Credit Losses	Gross Carrying Amount	Expected Credit Losses
Stage 1	5,381	(10)	3,330	(6)	3,079	(2)
Stage 2	1,288	(30)	2,602	(31)	770	(9)
Stage 3	698	(162)	965	(122)	103	(14)
Total	7,368	(202)	6,897	(158)	3,952	(25)

COVID-19 related forbearance measures: As of September 30, 2022, the remaining balance of COVID-19 related forbearance measures was € 3.6 billion and over 89% of clients continue to perform on their obligations. Although most clients continue to make regular payments, all forborne loans and advances are required to be classified as forborne until a 24-months’ probation period has been reached.

EBA-compliant moratoria: As of September 30, 2022, more than 95% of these clients who took advantage of moratoria continue to make regular payments.

Newly originated loans and advances subject to a public guarantee scheme: The Group has € 3.7 billion of loans outstanding under the public guarantee scheme as of September 30, 2022, with a maturity mainly between two and five years, of which; € 0.3 billion were derecognized as the terms of the loan and guarantee met the criteria for derecognition under IFRS 9. Approximately € 1.6 billion of loans were granted in Germany via programs sponsored by KfW and € 1.8 billion were originated in Spain. € 1.6 billion were granted in Corporate Bank and € 1.8 billion in Private Bank sector. As of September 30, 2022, 96% of the loans that were granted public guarantees continue to make regular repayments.

Deutsche Bank	Risk information
Earnings Report as of September 30, 2022

Asset quality

This section describes the quality of debt instruments subject to impairment, which under IFRS 9 consist of debt instruments measured at amortized cost (AC), financial instruments at fair value through other comprehensive income (FVOCI) as well as off balance sheet lending commitments such as loan commitments and financial guarantees (hereafter collectively referred to as ‘Financial Assets’).

The following table provides an overview of the exposure amount and allowance for credit losses by class of financial instrument broken down into stages as per IFRS 9 requirements.

Overview of financial instruments subject to impairment

	Sep 30, 2022					Dec 31, 2021
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Amortized cost¹
Gross carrying amount	760,052	51,015	11,407	1,128	823,601	711,021	40,653	11,326	1,297	764,298
of which: Loans	452,564	44,957	10,667	1,114	509,301	426,092 ⁴	38,809	10,653	1,272	476,827 ⁴
Allowance for credit losses²	562	644	3,803	170	5,178	440	532	3,740	182	4,895
of which: Loans	523	641	3,647	163	4,974	421	530	3,627	177	4,754

Fair value through OCI
Fair value	34,523	511	75	0	35,109	28,609	326	44	0	28,979
Allowance for credit losses	33	10	37	0	80	15	10	16	0	41

Off-balance sheet positions
Notional amount	298,084	19,454	2,544	8	320,089	268,857	14,498	2,582	11	285,948
Allowance for credit losses³	149	96	249	0	494	108	111	225	0	443

1 Financial assets at amortized cost consist of: Loans at amortized cost, Cash and central bank balances, Interbank balances (w/o central banks), Central bank funds sold and securities purchased under resale agreements, Securities borrowed and certain subcategories of Other assets.

2 Allowance for credit losses do not include allowance for country risk amounting to € 14 million as of September 30, 2022 and € 4 million as of December 31, 2021.

3 Allowance for credit losses do not include allowance for country risk amounting to € 8 million as of September 30, 2022 and € 6 million as of December 31, 2021.

4 Restated compared to prior disclosures.

Impact on goodwill and other intangible assets from geopolitical events

Goodwill, indefinite and definite life intangible assets are tested for impairment annually in the fourth quarter or more frequently if there are indications that the carrying value may be impaired. Goodwill is tested for impairment purposes on the cash-generating unit (CGU) level. Definite life intangible assets are generally tested on CGU level as they do not generate cash inflows that are largely independent of those from other assets. Indefinite life intangible assets are tested at the individual asset level.

As of September 30, 2022, an analysis was performed to evaluate if an impairment loss needed to be recognized for the Group’s goodwill or the indefinite life intangible asset related to retail investment management agreements (shown under unamortized intangible assets) allocated to the Asset Management CGU. That analysis did not result in an indication of impairment.

As part of the analysis, the assumptions and their sensitivities of the annual goodwill impairment test were reviewed and did not indicate an impairment. In addition, the analysis included review of the main input parameters for the retail investment management agreement intangible valuation and did not indicate an impairment either.

Deutsche Bank	Additional information
Earnings Report as of September 30, 2022

Additional information

Management and Supervisory Board

Management Board

There are no changes in the Management Board.

Supervisory Board

There are no changes in the Supervisory Board.

Capital expenditures and divestitures

During the first nine months of 2022, the Group did not make any significant capital expenditures or divestitures.

Events after the reporting period

Deutsche Bank and Zurich Insurance Group (Zurich Italy) announced on October 17, 2022 that they have completed the sale of Deutsche Bank Financial Advisors business to Zurich Italy Bank S.p.A. Under the terms of the agreement signed in August 2021, a total of 1,085 Financial Advisors, 96 employees, and approximately € 16 billion in assets under management have passed to Zurich Bank Italy S.p.A. The expected gain on sale is approximately € 310 million and will be recorded in the Group’s results in the fourth quarter of 2022.

Deutsche Bank	Additional information
Earnings Report as of September 30, 2022

Basis of preparation/impact of changes in accounting principles

This Earnings Report of Deutsche Bank Aktiengesellschaft, Frankfurt am Main and its subsidiaries (collectively the “Group”, “Deutsche Bank” or “DB”) for the nine-month period ended September 30, 2022 is stated in euros, the presentation currency of the Group. It has been prepared based on the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

For purposes of the Group’s primary financial reporting outside the United States, the Group prepares its Earnings Report in accordance with IFRS as endorsed by the EU. For purposes of the Group’s Earnings Report prepared in accordance with IFRS as endorsed by the EU, the Group applies fair value hedge accounting for portfolio hedges of interest rate risk (fair value macro hedges) in accordance with the EU carve out version of IAS 39. The purpose of applying the EU carve out version of IAS 39 is to align the Group’s hedge accounting approach with its risk management practice and the accounting practice of its major European peers. Under the EU carve out version of IAS 39, fair value macro hedge accounting may be applied to core deposits and hedge ineffectiveness is only recognized when the revised estimate of the amount of cash flows in scheduled time buckets falls below the original designated amount of that bucket. If the revised amount of cash flows in scheduled time buckets is more than the original designated amount then there is no hedge ineffectiveness. Under IFRS as issued by the IASB, hedge accounting for fair value macro hedges cannot be applied to core deposits. In addition, under IFRS as issued by the IASB hedge ineffectiveness arises for all fair value macro hedge accounting relationships whenever the revised estimate of the amount of cash flows in scheduled time buckets is either more or less than the original designated amount of that bucket.

The application of the EU carve out version of IAS 39 had a positive impact of € 753 million on profit before tax and of € 595 million on profit after tax for the three-month period ended September 30, 2022, compared to a positive impact of € 45 million on profit before taxes and of € 28 million on profit post taxes for the three-month period ended September 30, 2021. The application of the EU carve out version of IAS 39 had a negative impact of € 156 million on profit before tax and of € 122 million on profit after tax for the nine-month period ended September 30, 2022, compared to a negative impact of € 276 million on profit before taxes and of € 187 million on profit post taxes for the nine-month period ended September 30, 2021. The Group’s regulatory capital and ratios thereof are also reported on the basis of the EU carve-out version of IAS 39. For the nine-month period ended September 30, 2022, application of the EU carve-out had a negative impact on the CET1 capital ratio of about 3 basis points and a negative impact of about 5 basis point for the nine-month period ended September 30, 2021.

The Group’s Earnings Report is unaudited and includes the consolidated balance sheet as of September 30, 2022, the related consolidated statements of income and comprehensive income for the nine-month period ended September 30, 2022 as well as other information.

The Group’s Earnings Report should be read in conjunction with the audited consolidated financial statements of Deutsche Bank for the year ended December 31, 2021, for which the same accounting policies, critical accounting estimates and changes in accounting estimates have been applied with the exception of the newly adopted accounting pronouncements outlined in section “Recently adopted accounting pronouncements”.

The preparation of financial information under IFRS requires management to make estimates and assumptions for certain categories of assets and liabilities. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from management’s estimates, especially in relation to potential impacts from the rise in inflation and resulting increases in interest rates since the start of the war in Ukraine, and the results reported should not be regarded as necessarily indicative of results that may be expected for the entire year.

The Group has considered the war in Ukraine and its impact on the financial statements. Further details on the related risks, exposures and the impact on financial instrument impairment (including the use of overlays) can be found in the sections, “Macroeconomic and market conditions”, “Political Risks”, “Exposure to Russia” and “IFRS 9 impairment”.

In the second quarter 2022, a recalibration of the discount curve for defined benefit plans was applied to the Eurozone curve in order to better align to market data which resulted in a change in accounting estimates. This recalibration resulted in a decrease of the defined benefit obligation by € 310 million, that was recognized through Other Comprehensive Income. The recalibration contributed, in addition to significant widening credit spreads in the Eurozone experienced during the second quarter 2022, to the recognition of a remeasurement gain amounting to € 797 million before tax, presented in the Group’s Consolidated Statement of Comprehensive income.

Deutsche Bank	Additional information
Earnings Report as of September 30, 2022

In the third quarter of 2022, the Group implemented refinements to its methodology for the own credit adjustment calculation. The refinement means all of the spread above the benchmark rate is now regarded as own credit. Previously, the spread was split into a market level of funding component (recognition as a gain or loss in the Group’s Consolidated Statement of Income) and an idiosyncratic own credit component (taken through Other Comprehensive Income). The impact from this change in estimate in the third quarter of 2022 was a loss of € 55 million before tax recognized in the Group’s Consolidated Statement of Income and a corresponding increase in the Group’s Consolidated Statement of Comprehensive Income. The revised approach is expected to result in a more consistent own credit valuation with peer banks.

Recently adopted accounting pronouncements

The following are those accounting pronouncements which are relevant to the Group and which have been newly applied in the first nine months of 2022.

IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”

On January 1, 2022, the Group adopted amendments to IAS 37, “Provisions, Contingent Liabilities and Contingent Assets” which clarified what costs an entity considers in assessing whether a contract is onerous. The amendments specified that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The amendments did not have a material impact on the Group’s consolidated financial statements.

Improvements to IFRS 2018-2020 Cycles

On January 1, 2022, the Group adopted amendments to multiple IFRS standards, which resulted from the IASB’s annual improvement project for the 2018-2020 cycles. This comprised amendments that resulted in accounting changes for presentation, recognition or measurement purposes as well as terminology or editorial amendments related to IFRS 1 “First-time Adoption of International Financial Reporting Standards”, IFRS 9 “Financial Instruments”, IFRS 16 “Leases” and IAS 41 “Agriculture”. The amendments to IFRS 9 clarified which fees an entity includes when assessing whether to derecognize a financial liability. The amendments did not have a material impact on the Group’s consolidated financial statements.

New accounting pronouncements

The following accounting pronouncements were not effective as of September 30, 2022 and therefore have not been applied in the first nine months of 2022.

IFRS 16 “Leases”

In September 2022, the IASB issued amendments to IFRS 16 “Leases” that clarify how a seller-lessee subsequently measures sale and leaseback transactions that satisfy the IFRS 15 requirements to be accounted for as a sale. The amendments are effective for annual periods beginning on or after January 1, 2024 with early adoption permitted. The amendment is not expected to have a material impact on the Group’s consolidated financial statements. These amendments have yet to be endorsed by the EU.

IFRS 17 “Insurance Contracts”

In May 2017, the IASB issued IFRS 17, “Insurance Contracts”, which establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts within the scope of the standard. IFRS 17 replaces IFRS 4 which has given companies dispensation to carry on accounting for insurance contracts using national accounting standards, resulting in a multitude of different approaches. IFRS 17 solves the comparison problems created by IFRS 4 by requiring all insurance contracts to be accounted for in a consistent manner, benefiting both investors and insurance companies. Insurance obligations will be accounted for using current values – instead of historical cost. The information will be updated regularly, providing more useful information to users of financial statements. IFRS 17 is effective for annual periods beginning on or after January 1, 2023. Based on the Group’s current business activities it is expected that IFRS 17 will not have a material impact on the Group’s consolidated financial statements.

Deutsche Bank	Additional information
Earnings Report as of September 30, 2022

In June 2020, the IASB issued amendments to IFRS 17 “Insurance Contracts” that address concerns and implementation challenges that were identified after IFRS 17 was published in 2017. The amendments are effective for annual periods beginning on or after January 1, 2023 with early adoption permitted.

In December 2021, the IASB issued amendments to IFRS 17 “Insurance Contracts” that is a narrow-scope amendment to the transition requirements of IFRS 17 for entities that first apply IFRS 17 and IFRS 9 at the same time. The amendments (if elected) will be applicable when IFRS 17 is first applied.

IAS 12 “Income Taxes”

In May 2021, the IASB issued amendments to IAS 12 “Income Taxes”. They change the deferred tax treatment related to assets and liabilities in a single transaction such that they introduce an exemption from the initial recognition exemption provided in IAS 12.15(b) and IAS 12.24. Accordingly, the initial recognition exemption does not apply to transactions in which both deductible and taxable temporary differences arise on initial recognition that result in the recognition of equal deferred tax assets and liabilities. The amendments will be effective for annual periods beginning on or after January 1, 2023 with early adoption permitted. Neither of these amendments will have a material impact on the Group’s consolidated financial statements.

IAS 1 “Presentation of Financial Statements”

In January 2020 and July 2020, the IASB issued amendments to IAS 1 “Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current”. They clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period. The amendments also clarify that the classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability and make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. The amendments are expected to be effective for annual periods beginning on or after January 1, 2024 with early adoption permitted. The amendments will not have a material impact on the Group’s consolidated financial statements. These amendments have yet to be endorsed by the EU.

Business Segments

Commencing from the second quarter 2022 reporting, the breakdown of revenues within the International Private Bank (IPB) was refined to further align the reporting structure to the client coverage model. IPB revenues are now categorized into the client segments “Wealth Management & Bank for Entrepreneurs” and “Premium Banking”. “Wealth Management & Bank for Entrepreneurs” combines the coverage of private banking, high-net-worth and ultra-high-net-worth clients, as well as business clients that are covered as part of the Bank for Entrepreneurs (BfE) proposition. “IPB Premium Banking” includes retail and affluent customers as well as commercial banking clients (i.e. all small business clients and small sized corporate clients that are not covered as part of the BfE). Prior year comparatives are presented in the current structure.

Strategic Liquidity Reserve Profit and Loss allocation

Commencing from the first quarter of 2022, the methodology for divisional intra-year allocations of profit or loss earned on the Strategic Liquidity Reserves has been refined. As part of the introduction of the new methodology, the intra-year profit and loss volatility is held centrally in Corporate & Other in order to better reflect the underlying performance of the business divisions. The implementation of the new methodology does not impact the overall group revenues or the annual business allocations. Prior year’s comparatives have not been aligned to presentation in the current year. If the new methodology had been in place during the third quarter of 2021, revenues of the Corporate Bank, Investment Bank, Private Bank and Capital Release Unit would have been lower by € 0.4 million, € 2.1 million, € 1.0 million, € 1.9 million respectively, with a corresponding offset in Corporate and Other, which would have been higher by € 5.4 million. For the first nine months of 2021, revenues of the Investment Bank would be flat, Corporate Bank would have been higher by € 2.0 million and Private Bank and Capital Release Unit would have been lower by € 3.8 million, and € 2.5 million respectively, with a corresponding offset in Corporate and Other, which would have been higher by € 4.3 million.

Deutsche Bank	Additional information
Earnings Report as of September 30, 2022

Impact of Deutsche Bank’s transformation

The Group achieved 97% of its transformation related effects as of December 31, 2021 and 99% of its planned effects as of September 30, 2022. Transformation charges amounted to € 32 million in the third quarter of 2022, € 583 million in the third quarter of 2021, € 110 million in the first nine months of 2022 and € 798 million in the first nine months of 2021.

Total net revenues

	Three months ended		Nine months ended
in € m.	Sep 30, 2022	Sep 30, 2021	Sep 30, 2022	Sep 30, 2021
Interest and similar income	6,474	4,191	16,275	12,460
Interest expense	2,717	1,423	6,300	4,244
Net interest income	3,758	2,768	9,975	8,216
Commissions and fee income	2,400	2,634	7,657	7,946
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	24	673	3,143	3,257
Net gains (losses) on derecognition of financial assets measured at amortized cost	5	0	0	5
Net gains (losses) on financial assets at fair value through other comprehensive income	(22)	59	(56)	188
Net income (loss) from equity method investments	94	(8)	189	56
Other income (loss)	(94)	(130)	143	118
Total noninterest income	2,407	3,227	11,077	11,570
Total net revenues	6,165	5,995	21,052	19,786

Earnings per common share

	Three months ended		Nine months ended
	Sep 30, 2022	Sep 30, 2021	Sep 30, 2022	Sep 30, 2021
Earnings per common share:[1]
Basic	€ 0.29	€ 0.13	€ 1.54	€ 0.92
Diluted	€ 0.29	€ 0.13	€ 1.51	€ 0.90
Number of shares in million:
Denominator for basic earnings per share – weighted-average shares outstanding	2,082.2	2,096.4	2,085.1	2,096.3
Denominator for diluted earnings per share – adjusted weighted-average shares after assumed conversions	2,116.1	2,143.6	2,124.5	2,139.8

1 Earnings were adjusted by € 479 million and € 363 million before tax for the coupons paid on Additional Tier 1 Notes in April 2022 and April 2021, respectively. The coupons paid on Additional Tier 1 Notes are not attributable to Deutsche Bank shareholders and therefore need to be deducted in the calculation in accordance with IAS 33.

Deutsche Bank	Additional information
Earnings Report as of September 30, 2022

Consolidated statement of comprehensive income

	Three months ended		Nine months ended
in € m.	Sep 30, 2022	Sep 30, 2021	Sep 30, 2022	Sep 30, 2021
Profit (loss) recognized in the income statement	647	300	3,802	2,381
Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurement gains (losses) related to defined benefit plans, before tax	108	67	1,054	565
Net fair value gains (losses) attributable to credit risk related to financial liabilities designated as at fair value through profit or loss, before tax	106	(7)	160	(19)
Total of income tax related to items that will not be reclassified to profit or loss	(56)	13	(652)	(126)
Items that are or may be reclassified to profit or loss
Financial assets at fair value through other comprehensive income
Unrealized net gains (losses) arising during the period, before tax	(373)	(13)	(1,344)	(339)
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	22	(59)	56	(188)
Derivatives hedging variability of cash flows
Unrealized net gains (losses) arising during the period, before tax	(305)	0	(622)	23
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	24	(18)	11	(38)
Assets classified as held for sale
Unrealized net gains (losses) arising during the period, before tax	0	0	0	0
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	0	0	0	0
Foreign currency translation
Unrealized net gains (losses) arising during the period, before tax	845	319	2,123	784
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	(15)	(2)	(15)	(14)
Equity Method Investments
Net gains (losses) arising during the period	3	1	28	(5)
Total of income tax related to items that are or may be reclassified to profit or loss	250	52	697	230
Other comprehensive income (loss), net of tax	608	352	1,496	873
Total comprehensive income (loss), net of tax	1,255	653	5,298	3,254
Attributable to:
Noncontrolling interests	95	43	245	139
Deutsche Bank shareholders and additional equity components	1,160	610	5,053	3,115

Deutsche Bank	Additional information
Earnings Report as of September 30, 2022

Impact of ECB Targeted Longer-term Refinancing Operations (TLTRO III)

The Governing Council of the ECB decided on a number of modifications to the terms and conditions of its Targeted Longer-term Refinancing Operations III (“TLTRO III”)-refinancing program in order to support further the provision of credit to households and firms in the face of the current economic disruption and heightened uncertainty caused by the COVID-19 pandemic.

The base interest rate under the TLTRO III is the average of the main refinancing operations rate with the exception of the period from June 24, 2020 to June 23, 2022, when a discount of 50 basis points applies (“base rate discount”). The applicable interest rate under TLTRO III can further reduce by “new lending discounts” that apply if certain net lending thresholds are met. Accordingly, banks whose eligible net lending exceeds 0% between March 1, 2020 and March 31, 2021 pay a rate 0.5% lower than the average deposit facility rate for borrowings between June 24, 2020 and June 23, 2021. The interest rate outside of the period from June 24, 2020 to June 23, 2021 will be the average interest rate on the deposit facility with exception of the period from June 24, 2021 to June 23, 2022 when banks pay a rate 0.5% lower than the average deposit facility rate for borrowings provided their eligible net lending exceeds 0% between October 1, 2020 and December 31, 2021. As of September 30, 2022, the Group has borrowed € 44.7 billion (September 30, 2021: € 44.7 billion) under the TLTRO III-refinancing program.

The Group considers the benefits that arise from borrowing under TLTRO III as government grant from a below-market loan under IAS 20. The income from the government grant is recognized in interest income in the period in which the grant is intended to compensate the Group for the related borrowing costs. The Group previously accounted for all TLTRO III related benefits as government grant in the scope of IAS 20. In March 2022 the IASB approved the IFRS Interpretations Committee (IFRS IC) final agenda decision on accounting for TLTRO which clarified the accounting for below-market loans in the scope of IAS 20. The agenda decision stated that the component that is subject to IAS 20 is limited to the difference between the initial carrying amount of the financial liability that arises from borrowing under TLTRO III and the proceeds received. The initial carrying amount of the TLTRO III related financial liability differs from the proceeds received where at the time of initial recognition the Group has established reasonable assurance about the future receipt of the related benefits. Any residual benefits are accounted for in line with IFRS 9 under the financial liability’s effective interest rate. Implementation of the IFRS IC agenda decision resulted in an adjustment in the Group’s accounting treatment such that the benefits that arise from the base rate discount continue to be accounted for as government grant under IAS 20, while the benefits that arise from meeting the new lending discounts described above are accounted for under IFRS 9. This is because the Group was unable to establish reasonable assurance of meeting the net lending thresholds under the new lending discounts at the time of initial borrowing.

The net interest income for the three months ended September 2022 includes € 30 million (September 30, 2021: € 98 million) and € 253 million for the nine months ended September 30, 2022 (September 30, 2021: € 380 million) under the TLTRO III program.

Deutsche Bank	Additional information
Earnings Report as of September 30, 2022

Provisions

As of September 30, 2022, the Group recognized € 2.5 billion (December 31, 2021: € 2.6 billion) in provisions on its balance sheet. These relate to operational risk, civil litigation, regulatory enforcement, restructuring, allowances for credit related off-balance sheet positions and other matters, including bank levies. The consolidated financial statements contained in our Annual Report 2021 describe our provisions as of December 31, 2021, in Note 19 “Allowance for credit losses”, and Note 27 “Provisions”.

Civil litigation and regulatory enforcement matters

Within provisions as of September 30, 2022, the Group recognized provisions relating to civil litigation of € 0.6 billion (December 31, 2021: € 0.6 billion) and provisions relating to regulatory enforcement matters of € 0.7 billion (December 31, 2021: € 0.5 billion). Civil litigation provisions decreased by € 36 million, primarily because of the release of € 71 million in the second quarter in respect of the BGH customer consents matter. Regulatory enforcement provisions increased by € 192 million, including additional provisions booked in the second quarter relating to regulatory investigations by the U.S. SEC and CFTC regarding employees’ use of unapproved devices and the firm’s record-keeping requirements. The Group entered into a settlement with the U.S. SEC and CFTC in respect of these matters in the third quarter, in which it agreed to pay penalties of U.S.$ 125 million to the SEC and U.S.$ 75 million to the CFTC.

For some matters for which the Group believes an outflow of funds is probable, no provisions were recognized, as the Group could not reliably estimate the amount of the potential outflow.

For the matters for which a reliable estimate can be made, the Group currently estimates that, as of September 30, 2022, the aggregate future loss of which the possibility is more than remote but less than probable is approximately € 1.9 billion for civil litigation matters (December 31, 2021: € 1.7 billion) and € 0.1 billion for regulatory enforcement matters (December 31, 2021: € 0.1 billion). These figures include matters where the Group’s potential liability is joint and several and where the Group expects any such liability to be paid by a third party. For other significant civil litigation and regulatory enforcement matters, the Group believes the possibility of an outflow of funds is more than remote but less than probable, but the amount is not reliably estimable, and accordingly such matters are not included in the contingent liability estimates. For still other significant civil litigation and regulatory enforcement matters, the Group believes the possibility of an outflow of funds is remote and therefore has neither recognized a provision nor included them in the contingent liability estimates.

Note 27 “Provisions” to the consolidated financial statements contained in our Annual Report 2021 sets forth, in the section thereof captioned “Current Individual Proceedings”, descriptions as of the date of such consolidated financial statements of civil litigation and regulatory enforcement matters or groups of matters for which the Group has taken material provisions, or for which there are material contingent liabilities that are more than remote, or for which there is the possibility of material business or reputational risk; similar matters are grouped together and some matters consist of a number of proceedings or claims. The disclosed matters include matters for which the possibility of a loss is more than remote but for which the Group cannot reliably estimate the possible loss.

Cum-ex Investigations and Litigations. As described in Note 27 “Provisions” to the consolidated financial statements contained in our Annual Report 2021, the Public Prosecutor in Cologne (Staatsanwaltschaft Köln “CPP”) has been conducting a criminal investigation since August 2017 concerning two former employees of Deutsche Bank in relation to cum-ex transactions of certain former clients of the Bank. Deutsche Bank is a potential secondary participant pursuant to Section 30 of the German Law on Administrative Offences in this proceeding. This proceeding could result in a disgorgement of profits and fines. Deutsche Bank is cooperating with the CPP. At the end of May and beginning of June 2019, the CPP initiated criminal investigations against further current and former employees of Deutsche Bank and five former Management Board members. In July 2020, in the course of inspecting the CPP’s investigation file, Deutsche Bank learned that the CPP had further extended its investigation to include further current and former DB personnel, including one former and one then current Management Board member. In October 2022, the CPP conducted a search at DB’s offices in Frankfurt and Eschborn. Based on the search warrant the CPP expanded the scope of the investigation and included further current and former Deutsche Bank employees and one additional former Management Board member in the investigation. The investigation is still at an early stage and the scope of the investigation may be further broadened.

Deutsche Bank	Additional information
Earnings Report as of September 30, 2022

Non-current assets and disposal groups held for sale

Within the balance sheet, non-current assets and disposal groups held for sale are reported in Other assets and Other liabilities. This note provides further explanation on the nature and the financial impact of the non-current assets and disposal groups held for sale as of September 30, 2022.

Non-current assets and disposal groups held for sale at the reporting date

Total assets held for sale amounted to € 721 million as of September 30, 2022 (December 31, 2021: € 398 million) and the disposal groups included liabilities of € 1.7 billion as of September 30, 2022 (December 31, 2021: € 252 million). As of September 30, 2022, there were no unrealized net gains or losses (December 31, 2021: € 0 million) relating to non-current assets and disposal groups classified as held for sale recognized directly in accumulated other comprehensive income (loss).

As of September 30, 2022, the assets and liabilities held for sale still included the disposal group formed back in the third quarter 2021 to transfer DWS’ digital investment platform into a joint venture with BlackFin, maintaining a stake of 30%. Closing of the transaction is still expected for the second half of 2022.

In August 2021, Deutsche Bank S.p.A. had signed an agreement to sell its financial advisors network in Italy (Deutsche Bank Financial Advisors) to Zurich Insurance Group (Zurich Italy). Following the receipt of outstanding substantive approvals, the transaction was considered as a disposal group held for sale within the interim financial statements of the second quarter 2022. As of September 30, 2022, the related balance sheet continued to be classified as assets and liabilities held for sale included in the Private Bank business segment. Closing of the transaction has occurred with effective date on October 17, 2022. For more information, please refer to the section “Events after the Reporting Period” in this report.

Deutsche Bank	Additional information
Earnings Report as of September 30, 2022

Non-GAAP financial measures

This document and other documents the Group has published or may publish contain non-GAAP financial measures. Non-GAAP financial measures are measures of the Group’s historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in the Group’s financial statements.

Return on equity ratios

The Group reports a post-tax return on average shareholders’ equity and a post-tax return on average tangible shareholders’ equity, each of which is a non-GAAP financial measure.

The post-tax returns on average shareholders’ equity and average tangible shareholders' equity are calculated as profit (loss) attributable to Deutsche Bank shareholders after AT1 coupon as a percentage of average shareholders’ equity and average tangible shareholders' equity, respectively.

Profit (loss) attributable to Deutsche Bank shareholders after AT1 coupon for the segments is a non-GAAP financial measure and is defined as profit (loss) excluding post-tax profit (loss) attributable to noncontrolling interests and after AT1 coupon, which are allocated to segments based on their allocated average tangible shareholders’ equity. For the Group, it reflects the reported effective tax rate which was 25% for the third quarter of 2022 and 41% for the prior year’s comparative period. The tax rate was 24% for the nine months ended September 30, 2022 and 34% for the prior year’s comparative period. For the segments, the applied tax rate was 28% for 2022 and all quarters in 2021.

At the Group level, tangible shareholders' equity is shareholders’ equity as reported in the Consolidated Balance Sheet excluding goodwill and other intangible assets. Tangible shareholders’ equity for the segments is calculated by deducting goodwill and other intangible assets from shareholders’ equity as allocated to the segments. Shareholders’ equity and tangible shareholders’ equity are presented on an average basis.

The Group believes that a presentation of average tangible shareholders’ equity makes comparisons to its competitors easier, and refers to this measure in the return on equity ratios presented by the Group. However, average tangible shareholders’ equity is not a measure provided for in IFRS, and the Group’s ratios based on this measure should not be compared to other companies’ ratios without considering differences in the calculations.

The reconciliation of the aforementioned ratios is set forth in the table below:

	Three months ended Sep 30, 2022
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total Consolidated
Profit (loss) before tax	498	813	447	141	(216)	(822)	861
Profit (loss)	358	586	322	102	(156)	(565)	647
Profit (loss) attributable to noncontrolling interests	0	0	0	0	0	33	33
Profit (loss) attributable to DB shareholders and additional equity components	358	586	322	102	(156)	(598)	614
Profit (loss) attributable to additional equity components	20	43	22	4	5	0	94
Profit (loss) attributable to Deutsche Bank shareholders	338	542	300	98	(160)	(598)	520
Average allocated shareholders’ equity	12,344	26,165	13,785	5,499	2,849	314	60,955
Deduct: Average allocated goodwill and other intangible assets	975	1,184	1,130	3,123	60	0	6,472
Average allocated tangible shareholders’ equity	11,368	24,981	12,655	2,376	2,789	314	54,483
Post-tax return on average shareholders’ equity	11.0%	8.3%	8.7%	7.1%	(22.5%)	N/M	3.4%
Post-tax return on average tangible shareholders’ equity	11.9%	8.7%	9.5%	16.4%	(23.0%)	N/M	3.8%

N/M – Not meaningful

Deutsche Bank	Additional information
Earnings Report as of September 30, 2022

	Three months ended Sep 30, 2021
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total Consolidated
Profit (loss) before tax	296	860	154	193	(344)	(650)	509
Profit (loss)	213	619	111	139	(248)	(534)	300
Profit (loss) attributable to noncontrolling interests	0	0	0	0	0	23	23
Profit (loss) attributable to DB shareholders and additional equity components	213	619	111	139	(248)	(557)	277
Profit (loss) attributable to additional equity components	21	51	25	4	10	0	112
Profit (loss) attributable to Deutsche Bank shareholders	192	568	86	134	(257)	(557)	166
Average allocated shareholders’ equity	10,365	24,536	12,648	4,914	4,369	143	56,975
Deduct: Average allocated goodwill and other intangible assets	739	1,108	1,251	2,893	92	0	6,082
Average allocated tangible shareholders’ equity	9,627	23,428	11,397	2,021	4,277	143	50,893
Post-tax return on average shareholders’ equity	7.4%	9.3%	2.7%	10.9%	(23.6%)	N/M	1.2%
Post-tax return on average tangible shareholders’ equity	8.0%	9.7%	3.0%	26.6%	(24.1%)	N/M	1.3%

N/M – Not meaningful

Prior year’s comparatives aligned to presentation in the current year

	Nine months ended Sep 30, 2022
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total Consolidated
Profit (loss) before tax	1,325	3,380	1,328	517	(736)	(839)	4,976
Profit (loss)	954	2,434	956	372	(530)	(384)	3,802
Profit (loss) attributable to noncontrolling interests	0	0	0	0	0	106	106
Profit (loss) attributable to DB shareholders and additional equity components	954	2,434	956	372	(530)	(490)	3,697
Profit (loss) attributable to additional equity components	71	164	82	16	20	0	353
Profit (loss) attributable to Deutsche Bank shareholders	883	2,270	874	357	(550)	(490)	3,344

Average allocated shareholders’ equity	11,636	25,822	13,503	5,419	3,106	188	59,674
Deduct: Average allocated goodwill and other intangible assets	853	1,139	1,203	3,030	65	0	6,290
Average allocated tangible shareholders’ equity	10,783	24,683	12,300	2,389	3,041	188	53,384
Post-tax return on average shareholders’ equity	10.1%	11.7%	8.6%	8.8%	(23.6%)	N/M	7.5%
Post-tax return on average tangible shareholders’ equity	10.9%	12.3%	9.5%	19.9%	(24.1%)	N/M	8.4%

N/M – Not meaningful

Deutsche Bank	Additional information
Earnings Report as of September 30, 2022

	Nine months ended Sep 30, 2021
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total Consolidated
Profit (loss) before tax	781	3,396	409	556	(1,011)	(546)	3,584
Profit (loss)	562	2,445	294	401	(728)	(593)	2,381
Profit (loss) attributable to noncontrolling interests	0	0	0	0	0	92	92
Profit (loss) attributable to DB shareholders and additional equity components	562	2,445	294	401	(728)	(685)	2,289
Profit (loss) attributable to additional equity components	59	140	70	11	28	0	308
Profit (loss) attributable to Deutsche Bank shareholders	503	2,305	225	389	(756)	(685)	1,982
Average allocated shareholders’ equity	10,251	23,848	12,570	4,719	4,607	131	56,125
Deduct: Average allocated goodwill and other intangible assets	716	1,090	1,258	2,884	100	0	6,047
Average allocated tangible shareholders’ equity	9,535	22,758	11,312	1,835	4,507	131	50,078
Post-tax return on average shareholders’ equity	6.5%	12.9%	2.4%	11.0%	(21.9%)	N/M	4.7%
Post-tax return on average tangible shareholders’ equity	7.0%	13.5%	2.6%	28.3%	(22.4%)	N/M	5.3%

N/M – Not meaningful

Prior year’s comparatives aligned to presentation in the current year

Core Bank

The Core Bank represents the Group excluding the Capital Release Unit (CRU).

in € m. (unless stated otherwise)	Three months ended Sep 30, 2022	Three months ended Sep 30 2021	Nine months ended Sep 30 2022	Nine months ended Sep 30 2021
Profit (loss) before tax - Group	861	509	4,976	3,584
Profit (loss) before tax - CRU	(216)	(344)	(736)	(1,011)
Profit (loss) before tax - Core Bank	1,077	853	5,712	4,595

The following table presents the results of the Core Bank.

in € m. (unless stated otherwise)	Three months ended Sep 30, 2022	Three months ended Sep 30, 2021	Nine months ended Sep 30, 2022	Nine months ended Sep 30, 2021
Profit (loss) before tax	1,077	853	5,712	4,595
Profit (loss)	803	548	4,332	3,109
Profit (loss) attributable to noncontrolling interests	33	23	106	92
Profit (loss) attributable to Deutsche Bank shareholders and additional equity components	770	525	4,226	3,017
Profit (loss) attributable to additional equity components	89	102	332	280
Profit (loss) attributable to Deutsche Bank shareholders	680	423	3,894	2,738

Average allocated shareholders' equity	58,106	52,606	56,567	51,519
Deduct: Average allocated goodwill and other intangible assets	6,412	5,990	6,225	5,947
Average allocated tangible shareholders' equity	51,694	46,616	50,343	45,571
Post-tax return on average shareholders’ equity	4.7%	3.2%	9.2%	7.1%
Post-tax return on average tangible shareholders’ equity	5.3%	3.6%	10.3%	8.0%

Prior year’s comparatives aligned to presentation in the current year

Deutsche Bank	Additional information
Earnings Report as of September 30, 2022

The following table presents a reconciliation of Adjusted profit (loss) before tax of the Core Bank.

in € m. (unless stated otherwise)	Three months ended Sep 30, 2022	Three months ended Sep 30, 2021	Nine months ended Sep 30, 2022	Nine months ended Sep 30, 2021
Profit (loss) before tax	1,077	853	5,712	4,595
Specific revenue items	(201)	(29)	(214)	(63)
Transformation charges	32	570	110	760
Impairment of goodwill / other intangibles	0	3	0	3
Restructuring & severance	30	41	(15)	214
Adjusted profit (loss) before tax	939	1,437	5,592	5,509

Prior year’s comparatives aligned to presentation in the current year

The following table presents a reconciliation of Adjusted costs excluding transformation charges and bank levies in the Core Bank.

in € m. (unless stated otherwise)	Three months ended Sep 30, 2022	Three months ended Sep 30, 2021	Nine months ended Sep 30, 2022	Nine months ended Sep 30, 2021
Adjusted costs ex. transformation charges	4,692	4,417	14,299	13,709
Bank levies	7	2	596	394
Adjusted costs ex. transformation charges and bank levies	4,685	4,415	13,703	13,315

Transformation charges

Transformation charges are costs, included in adjusted costs, that are directly related to Deutsche Bank’s transformation as a result of the strategy announced on July 7, 2019 and certain costs related to incremental or accelerated decisions driven by the changes in the expected operations due to the COVID-19 pandemic. Such charges include the transformation related impairment of software and real estate, the accelerated software amortization and other transformation charges like onerous contract provisions or legal and consulting fees related to the strategy execution. The table represents the transformation charges by the respective cost category.

in € m.	Three months ended Sep 30, 2022	Three months ended Sep 30, 2021	Nine months ended Sep 30, 2022	Nine months ended Sep 30, 2021
Compensation and benefits	0	2	0	6
Information Technology	32	537	95	628
Professional services	0	9	11	25
Occupancy	0	33	0	135
Communication, data services, marketing	0	1	1	3
Other	0	2	2	2
Transformation charges	32	583	110	798

Deutsche Bank	Additional information
Earnings Report as of September 30, 2022

Adjusted costs

Adjusted costs is one of the Group’s key performance indicators and is a non-GAAP financial measure for which the most directly comparable IFRS financial measure is noninterest expenses. Adjusted costs is calculated by deducting (i) impairment of goodwill and other intangible assets, (ii) net litigation charges and (iii) restructuring and severance (in total referred to as nonoperating costs) from noninterest expenses under IFRS. The Group believes that a presentation of noninterest expenses excluding the impact of these items provides a more meaningful depiction of the costs associated with the operating businesses. To show the development of the cost initiatives excluding costs that are directly related to Deutsche Bank’s transformation as a result of the strategy announced on July 7, 2019, the Group also presents Adjusted costs excluding transformation charges, in which the transformation charges described above are deducted from Adjusted costs.

	Three months ended Sep 30,2022
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total Consolidated
Noninterest expenses	991	1,423	1,660	476	208	196	4,954
Impairment of goodwill and other intangible assets	0	0	0	0	0	0	0
Litigation charges, net	7	(7)	14	3	54	(26)	45
Restructuring and severance	6	21	(4)	5	0	2	30
Adjusted costs	977	1,409	1,650	468	154	220	4,878
Transformation charges	4	0	28	0	0	0	32
Adjusted costs ex. transformation charges	973	1,409	1,622	468	154	220	4,846

	Three months ended Sep 30,2021
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total Consolidated
Noninterest expenses	969	1,343	1,752	412	312	581	5,369
Impairment of goodwill and other intangible assets	3	0	0	0	0	0	3
Litigation charges, net	1	18	9	0	57	(0)	85
Restructuring and severance	10	11	16	4	(3)	(0)	38
Adjusted costs	955	1,314	1,728	408	257	581	5,243
Transformation charges	12	12	48	2	14	495	583
Adjusted costs ex. transformation charges	943	1,302	1,679	406	244	86	4,660

Prior year’s comparatives aligned to presentation in the current year

	Nine months ended Sep 30, 2022
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total Consolidated
Noninterest expenses	2,971	4,713	4,963	1,337	735	482	15,201
Impairment of goodwill and other intangible assets	0	0	0	0	0	0	0
Litigation charges, net	12	110	(51)	15	114	(13)	187
Restructuring and severance	11	32	(74)	13	(0)	3	(15)
Adjusted costs	2,949	4,572	5,088	1,309	621	492	15,030
Transformation charges	13	0	97	0	0	0	110
Adjusted costs ex. transformation charges	2,936	4,572	4,991	1,309	621	492	14,920

Deutsche Bank	Additional information
Earnings Report as of September 30, 2022

	Nine months ended Sep 30, 2021
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total Consolidated
Noninterest expenses	3,068	4,296	5,478	1,212	1,068	818	15,941
Impairment of goodwill and other intangible assets	3	0	0	0	0	0	3
Litigation charges, net	3	35	138	1	123	11	311
Restructuring and severance	53	42	103	10	5	6	219
Adjusted costs	3,010	4,219	5,238	1,202	940	800	15,408
Transformation charges	34	37	141	3	38	545	798
Adjusted costs ex. transformation charges	2,975	4,182	5,097	1,199	901	256	14,610

Prior year’s comparatives aligned to presentation in the current year

The following table presents a reconciliation of Adjusted costs excluding transformation charges and bank levies for the Group.

in € m. (unless stated otherwise)	Three months ended Sep 30, 2022	Three months ended Sep 30, 2021	Nine months ended Sep 30, 2022	Nine months ended Sep 30, 2021
Adjusted costs ex. transformation charges	4,846	4,660	14,920	14,610
Bank levies	11	2	747	550
Adjusted costs ex. transformation charges and bank levies	4,835	4,658	14,172	14,060

Deutsche Bank	Additional information
Earnings Report as of September 30, 2022

Revenues excluding specific items

Revenues excluding specific items is a performance indicator that is a non-GAAP financial measure most directly comparable to the IFRS financial measure net revenues. Revenues excluding specific items is calculated by adjusting net revenues under IFRS for specific revenue items which generally fall outside the usual nature or scope of the business and are likely to distort an accurate assessment of the divisional operating performance. Excluded items are Debt Valuation Adjustment (DVA) and material transactions or events that are either one-off in nature or belong to a portfolio of connected transactions or events where the P&L impact is limited to a specific period of time. The Group believes that a presentation of net revenues excluding the impact of these items provides a more meaningful depiction of the revenues associated with the businesses.

	Three months ended Sep 30, 2022
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total Consolidated
Net revenues	1,564	2,372	2,268	661	(17)	(682)	6,165
DVA	0	91	0	0	2	0	93
Sal. Oppenheim workout - International Private Bank (IPB)	0	0	110	0	0	0	110
Revenues excluding specific items	1,564	2,280	2,158	661	(19)	(682)	5,962

	Three months ended Sep 30, 2021
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total Consolidated
Net revenues	1,255	2,227	1,999	656	(36)	(106)	5,995
DVA	0	(12)	0	0	(3)	0	(15)
Sal. Oppenheim workout - International Private Bank (IPB)	0	0	41	0	0	0	41
Revenues excluding specific items	1,255	2,239	1,958	656	(33)	(106)	5,969

Prior year’s comparatives aligned to presentation in the current year

	Nine months ended Sep 30, 2022
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total Consolidated
Net Revenues	4,575	8,341	6,648	1,998	(16)	(496)	21,052
DVA	0	95	0	0	(3)	0	92
Sal. Oppenheim workout - International Private Bank (IPB)	0	0	119	0	0	0	119
Revenues excluding specific items	4,575	8,246	6,529	1,998	(13)	(496)	20,840

	Nine months ended Sep 30, 2021
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total Consolidated
Net Revenues	3,799	7,718	6,195	1,919	21	135	19,786
DVA	0	(37)	0	0	(3)	0	(39)
Sal. Oppenheim workout - International Private Bank (IPB)	0	0	100	0	0	0	100
Revenues excluding specific items	3,799	7,755	6,094	1,919	24	135	19,725

Prior year’s comparatives aligned to presentation in the current year

Revenues and costs on a currency adjusted basis

Revenues and costs on a currency-adjusted basis are calculated by translating prior-period revenues or costs that were generated or incurred in non-euro currencies into euros at the foreign exchange rates that prevailed during the current year period. These adjusted figures, and period-to-period percentage changes based thereon, are intended to provide information on the development of underlying business volumes and costs.

Deutsche Bank	Additional information
Earnings Report as of September 30, 2022

Adjusted profit (loss) before tax

Adjusted profit (loss) before tax is calculated by adjusting the profit (loss) before tax under IFRS for specific revenue items, transformation charges, impairments of goodwill and other intangibles, as well as restructuring and severance expenses. The Group believes that a presentation of profit (losses) before tax excluding the impact of the foregoing items provides a more meaningful depiction of the profitability of the operating business.

	Three months ended Sep 30, 2022
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total consolidated
Profit (loss) before tax	498	813	447	141	(216)	(822)	861
Specific revenue items	0	(91)	(110)	0	(2)	0	(203)
Transformation charges	4	0	28	0	0	0	32
Impairment of goodwill / other intangibles	0	0	0	0	0	0	0
Restructuring & severance	6	21	(4)	5	0	2	30
Adjusted profit (loss) before tax	508	743	361	146	(218)	(820)	721

	Three months ended Sep 30, 2021
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total consolidated
Profit (loss) before tax	296	860	154	193	(344)	(650)	509
Specific revenue items	0	12	(41)	0	3	0	(26)
Transformation charges	12	12	48	2	14	495	583
Impairment of goodwill / other intangibles	3	0	0	0	0	0	3
Restructuring & severance	10	11	16	4	(3)	(0)	38
Adjusted profit (loss) before tax	321	895	178	198	(330)	(155)	1,107

Prior year’s comparatives aligned to presentation in the current year

	Nine months ended Sep 30, 2022
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total consolidated
Profit (loss) before tax	1,325	3,380	1,328	517	(736)	(839)	4,976
Specific revenue items	0	(95)	(119)	0	3	0	(212)
Transformation charges	13	0	97	0	0	0	110
Impairment of goodwill / other intangibles	0	0	0	0	0	0	0
Restructuring & severance	11	32	(74)	13	(0)	3	(15)
Adjusted profit (loss) before tax	1,349	3,318	1,231	531	(733)	(836)	4,859

	Nine months ended Sep 30, 2021
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total consolidated
Profit (loss) before tax	781	3,396	409	556	(1,011)	(546)	3,584
Specific revenue items	0	37	(100)	0	3	0	(61)
Transformation charges	34	37	141	3	38	545	798
Impairment of goodwill / other intangibles	3	0	0	0	0	0	3
Restructuring & severance	53	42	103	10	5	6	219
Adjusted profit (loss) before tax	871	3,511	553	569	(965)	5	4,543

Prior year’s comparatives aligned to presentation in the current year

Deutsche Bank	Additional information
Earnings Report as of September 30, 2022

Adjustments regarding BGH ruling on pricing agreements for Private Bank

In the second quarter of 2021, we introduced a pro-forma disclosure, which is a non-GAAP financial measure, that excludes impacts related to a BGH ruling on pricing agreements from PB’s revenues, profit before tax and post-tax return on average tangible shareholder’s equity. We introduced this disclosure to improve comparability of PB’s operational trends compared to the prior quarters.

in € m. (unless stated otherwise)	Three months ended Sep 30, 2022	Three months ended Sep 30, 2021	Nine months ended Sep 30, 2022	Nine months ended Sep 30, 2021
Net Revenues	2,268	1,999	6,648	6,195
BGH ruling on pricing agreements - impact of forgone revenues	4	94	19	188
of which: Private Bank Germany - BGH ruling on pricing agreements - impact of forgone revenues	4	93	21	186
Net revenues ex BGH ruling on pricing agreements	2,272	2,092	6,668	6,382
of which: Private Bank Germany net revenues ex BGH ruling on pricing agreements	1,295	1,289	3,995	3,927
Revenue specific items	(110)	(41)	(119)	(100)
Net revenues ex specific items ex BGH ruling on pricing agreements	2,162	2,052	6,548	6,282
therein: Private Bank Germany – revenues ex specific items ex BGH ruling on pricing agreements	1,295	1,289	3,995	3,927

Adjusted profit (loss) before tax	361	178	1,231	553
BGH ruling - total impact	5	95	(49)	317
of which: impact of forgone revenues	4	94	19	188
of which: impact of additional adjusted costs	1	0	3	0
of which: impact of litigation charges	0	1	(71)	129
Adjusted profit (loss) before tax ex BGH ruling on pricing agreements	366	273	1,183	870
Adjusted profit (loss) ex BGH ruling on pricing agreements	264	197	851	627
Profit (loss) attributable to noncontrolling interests	–	0	–	0
Profit (loss) attributable to additional equity components	22	25	82	70
Adjusted Profit (loss) attributable to Deutsche Bank shareholders ex BGH ruling on pricing agreements	241	171	770	557
Average allocated tangible shareholders' equity	12,655	11,397	12,300	11,312
Adjusted post-tax RoTE ex BGH ruling on pricing agreements (in %)	7.6%	6.0%	8.3%	6.6%
Reported post-tax RoTE (in %)	9.5%	3.0%	9.5%	2.6%

Net assets (adjusted)

Net assets (adjusted) are defined as IFRS Total assets adjusted to reflect the recognition of legal netting agreements, offsetting of cash collateral received and paid and offsetting pending settlements balances. The Group believes that a presentation of net assets (adjusted) makes comparisons to its competitors easier.

in € b. (unless stated otherwise)	Sep 30, 2022	Dec 31, 2021
Total assets	1,505	1,325
Deduct: Derivatives (incl. hedging derivatives & derivatives reclassified into held for sale) credit line netting	303	239
Deduct: Derivatives cash collateral received / paid	89	65
Deduct: Securities Financing Transactions credit line netting	11	2
Deduct: Pending settlements netting	31	15
Net assets (adjusted)	1,073	1,003

Deutsche Bank	Additional information
Earnings Report as of September 30, 2022

Book value and tangible book value per basic share outstanding

Book value per basic share outstanding and tangible book value per basic share outstanding are non-GAAP financial measures that are used and relied upon by investors and industry analysts as capital adequacy metrics. Book value per basic share outstanding represents the Bank’s total shareholders’ equity divided by the number of basic shares outstanding at period-end. Tangible book value represents the Bank’s total shareholders’ equity less goodwill and other intangible assets. Tangible book value per basic share outstanding is computed by dividing tangible book value by period-end basic shares outstanding.

Tangible book value

in € m.	Sep 30, 2022	Dec 31, 2021
Total shareholders’ equity (Book value)	61,717	58,096
Goodwill and other intangible assets[1]	(6,573)	(6,079)
Tangible shareholders’ equity (Tangible book value)	55,145	52,017

1 Excludes Goodwill and other intangible assets attributable to partial sale of DWS.

Basic shares outstanding

in million (unless stated otherwise)	Sep 30, 2022	Dec 31, 2021
Number of shares issued	2,066.8	2,066.8
Treasury shares	(29.6)	(0.7)
Vested share awards	46.3	34.5
Basic shares outstanding	2,083.5	2,100.6

Book value per basic share outstanding in €	29.62	27.66
Tangible book value per basic share outstanding in €	26.47	24.76

…

CRR/CRD regulatory measures

Deutsche Bank´s regulatory assets, exposures, risk-weighted assets, capital and ratios thereof are calculated for regulatory purposes and are set forth throughout this document under the CRR/CRD as currently applicable.

For the comparative periods in this report certain figures based on the CRR definition of own fund instruments (applicable for Additional Tier 1 (AT1) capital and Tier 2 (T2) capital and figures based thereon, including Tier 1, Total Capital and Leverage Ratio) are presented on a “fully loaded” basis. Such “fully loaded” figures are calculated excluding the transitional arrangements for own fund instruments as provided in the currently applicable CRR/CRD. For those comparatives periods the CET 1 and RWA figures include the transitional impacts from the IFRS 9 add-back also in the “fully-loaded” figures given it is an immaterial difference.

Transitional arrangements are applicable for AT1 and T2 instruments. Capital instruments issued on or prior to December 31, 2011, that no longer qualify as AT1 or T2 capital under the fully loaded CRR/CRD as currently applicable are subject to grandfathering rules during the transitional period and are being phased out from 2013 to 2022 with their recognition capped at 20% in 2020 and 10% in 2021 (in relation to the portfolio eligible for grandfathering which was still in issue on December 31, 2012) and grandfathering having phased out completely from January 1, 2022.

The current CRR as applicable since June 27, 2019 provides further grandfathering rules for AT1 and T2 instruments issued prior to June 27, 2019. Thereunder, AT1 and T2 instruments issued through special purpose entities are grandfathered until December 31, 2021. Beyond 2021, transitional arrangements only exist for AT1 and T2 instruments which continue to qualify until June 26, 2025 even if they do not meet certain new requirements that apply since June 27, 2019. Deutsche Bank had immaterial amounts of such instruments outstanding at year-end 2021, which practically removes the difference between “fully loaded” and “transitional” AT1 and T2 instruments starting from January 1, 2022.

Deutsche Bank	Imprint
Earnings Report as of September 30, 2022

Imprint

Deutsche Bank
Aktiengesellschaft

Taunusanlage 12
60262 Frankfurt am Main
Germany

Telephone: +49 69 910-00
deutsche.bank@db.com

Investor Relations
+49 800 910-8000
db.ir@db.com

AGM Hotline:
+49 6196 8870 704

Publication
Published on October 26, 2022

Cautionary statement regarding forward-looking statements

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 11, 2022 under the heading “Risk Factors”.